



2006 ANNUA





HOMETOWN BANKING HAS ITS REWARDS





RELATIONSHIPS | LEADERSHIP | COMMITMENT

F&M FIRST FARMERS & MERCHANTS BANK
Member FDIC

Front cover – top row, from left: Sharon Mayberry, Fred Mayberry, Barbara Rasnick; middle row, from left: Kelly Anderson, John A. Nelson, II, Celine Powell; bottom row, from left: Alpa Patel, Johnny Fleeman, Bobby Belew.

FIRST FARMERS AND MERCHANTS CORPORATION
816 South Garden Street, P. O. Box 1148
Columbia, Tennessee 38402-1148

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

To Be Held on the 17th day of April, 2007

The accompanying proxy is solicited by and on behalf of the Board of Directors of First Farmers and Merchants Corporation (the "Corporation") for use at the Twenty-fifth Annual Meeting of Shareholders to be held on the 17th day of April, 2007, and any adjournment thereof (the "Annual Meeting"). The time and place of the Annual Meeting are set forth in the accompanying Notice of Annual Meeting of Shareholders. All expenses of preparing, printing, and mailing the proxy and all materials used in the solicitation thereof will be borne by the Corporation. In addition to the use of the mail, proxies may be solicited in person, by telephone, or by directors, officers, and other personnel of the Corporation or its subsidiary, First Farmers and Merchants Bank (the "Bank"), none of whom will receive additional compensation for such services. The Corporation will also request custodians and nominees to forward soliciting materials to the beneficial owners of common stock of the Corporation ("Common Stock") held of record by them and will pay reasonable expenses of such persons for forwarding such material. The date on which this Proxy Statement and the accompanying proxy card are first being mailed to shareholders of the Corporation is the 26th day of March, 2007.

PURPOSES OF THE MEETING

The Annual Meeting will be held for the purposes of (i) electing directors and (ii) transacting whatever other business may properly be brought before the meeting or any adjournment thereof.

QUORUM AND VOTING

At the close of business on March 1, 2007, the Corporation had issued and outstanding 5,760,000 shares of Common Stock. Only holders of record of Common Stock at the close of business on March 1, 2007 are entitled to notice of and to vote on matters that properly come before the Annual Meeting or any adjournment thereof.

The presence in person or by proxy of the holders of a majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting or any adjournment thereof. A shareholder is entitled to one vote in person or by proxy at the Annual Meeting for each share of Common Stock held of record in his or her name.

If a quorum is not present at the time of the Annual Meeting, the shareholders entitled to vote, present in person or represented by proxy, shall have the power to adjourn the Annual Meeting until a quorum shall be present or represented by proxy. The Annual Meeting may be adjourned from time to time, whether or not a quorum is present, by the affirmative vote of a majority of the votes present and entitled to be cast at the Annual Meeting, by the officer of the Corporation presiding over the Annual Meeting, or by the Board of Directors.

Directors shall be elected by a plurality of votes of the shares of Common Stock present, in person or by proxy, and entitled to vote at the Annual Meeting, if a quorum is present. Abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum at the Annual Meeting but will not have the effect of voting in opposition to a director.

All matters other than the election of directors that are properly brought before the Annual Meeting shall be determined based upon the vote of the majority of shares of Common Stock present, in person or by proxy, and entitled to vote at the Annual Meeting, if a quorum is present. Abstentions will have the effect of a vote against such proposals. If a broker or nominee does not receive voting instructions from the beneficial owner of shares on a particular matter and indicates on the proxy that it does not have discretionary authority to vote on that matter, those shares may not be voted on that matter and will have the effect of a vote against such proposals.

In each case where the shareholder has appropriately specified how the proxy is to be voted, it will be voted in accordance with his or her specifications. If no specification is made, the proxies will be voted **FOR** the election of all nominees as directors of the Corporation. As to any other matters of business that may be properly brought before the Annual Meeting or any adjournment thereof, a vote may be cast pursuant to the accompanying proxy in accordance with the judgment of the person or persons voting the same. Any shareholder has the power to revoke his or her proxy at any time, prior to the vote being taken at the Annual Meeting, by written notice or subsequently dated proxy received by the Corporation, or by revocation by the shareholder in person at the Annual Meeting or any adjournment thereof.

ELECTION OF DIRECTORS

At the Annual Meeting, 16 nominees will be proposed for election as directors to serve until the next annual meeting of shareholders or until their successors are qualified and elected. The Corporation's Amended and Restated By-laws (the "Bylaws") provide in Article III, Section 2 that there shall be at least five and not more than 20 Directors. The Board of Directors believes it is in the best interest of the Corporation that there be 16 directors of the Corporation at this time. Proxies cannot be voted for a greater number than 16 nominees.

Directors are elected by a plurality of the votes cast by the shares of Common Stock entitled to vote at the Annual Meeting, if a quorum is present. The Corporation's charter does not provide for cumulative voting and, accordingly, shareholders do not have cumulative voting rights with respect to the election of directors. Consequently, each shareholder may cast one vote per share of Common Stock held of record for each nominee. Unless a proxy specifies otherwise, the persons named in the proxy will vote the shares covered thereby **FOR** the nominees designated by the Board of Directors listed on the "Nominee Information Table." Should any nominee become unavailable for election, shares covered by a proxy will be voted for a substitute nominee selected by the current Board of Directors.

The Board of Directors proposes the election of the nominees listed below to serve until the next annual meeting of shareholders or until their successors are duly qualified and elected. Fourteen of the nominees are presently serving as Directors. The two new proposed Directors are M. Darlene Baxter and W. Lacy Upchurch.

Ms. Baxter is a native of Maury County, Tennessee and is an associate administrator of Maury Regional Hospital. She has served more than 20 years in the Maury Regional Health Care system. She was recently appointed head of the newly-created Maury Regional Hospital Foundation. She was instrumental in Maury Regional Hospital being the first employer in the county to provide childcare services and worked on the development of the hospital into a healthcare system. She is involved in the operations of the Lewis Ambulatory Care Center, Wayne Medical Center and Marshall Medical Center. She represented Maury Regional Hospital during General Motors' transition to Spring Hill, at which time the hospital developed an agreement to provide on-site healthcare services to GM employees. Last year, she led the development of a pilot night and weekend RN program with Columbia State.

Ms. Baxter is very active in the community. She is a member of the Maury Alliance Board of Directors, American Red Cross Board, Columbia State Community College Foundation Board, Girl Scouts Leadership Board and the Kiwanis Club. In 2006, she served on the Bank's Maury County Advisory Board of Directors. She is also a member of Riverside United Methodist Church.

W. Lacy Upchurch is the seventh president of the Tennessee Farm Bureau Federation, the nation's largest state Farm Bureau, and a full-time farmer. In addition to being one of Cumberland County's major beef producers, Upchurch has served as Chairman of the Tennessee Pork Producers and on the Board of the Tennessee Cattlemen's Association, the Governor's Economic Development Board, various committees for the University of Tennessee and numerous Farm Bureau committees at the state level. In 2006, he served on the Bank's Maury County Advisory Board. A Fentress County native, Mr. Upchurch received his undergraduate and master's degrees from the University of Tennessee. Upchurch and his wife Kay have three children.

The Board of Directors proposes the election of the nominees listed below to serve until the next Annual Meeting of Shareholders or until their successors are duly qualified and elected. All of the nominees are presently serving as Directors. The following information is furnished with respect to the director nominees:

DIRECTOR NOMINEE INFORMATION TABLE

Name	Age	Position and Office Held with Corporation	Position and Office Held with Bank	Director of Corporation Since	Business Experience During Last Five Years
Kenneth A. Abercrombie	64	Director	Director	1988	Retired President, Loretto Casket Co., Inc.
James L. Bailey, Jr.	64	Director	Director	1982	Maury County Mayor Pharmacist (Self-employed)
M. Darlene Baxter **(Nominated as new director)**	60				Maury Regional Hospital Associate Administrator
Hulet M. Chaney	62	Director	Director	1997	CEO Emeritus, Tennessee Farmers Insurance Companies
H. Terry Cook, Jr.	66	Director	Director	1982	President, Cook Properties, Inc.
Thomas Napier Gordon	55	Director	Director	1986	Managing Partner, Gordon Brothers Properties
Dr. O. Rebecca Hawkins	66	Director	Director	1999	President, Columbia State Community College
Dr. Joseph W. Remke, III	56	Director	Director	1999	Optometrist (Self-employed)
T. Randy Stevens	55	Director, Chairman and CEO	Director, Chairman and CEO	1991	Chairman and CEO of the Corporation and Bank
John P. Tomlinson III	56	Director	Chief Administrative Officer	2000	President of Bank from April 2003 to January 2007. Sr. Exec. Vice President of Corporation since 199
W. Lacy Upchurch **(Nominated as new director)**	60				Tennessee Farm Bureau President, Farmer
William R. Walter	65	Director	Director	2002	Administrator and CEO Maury Regional Hospital
Dan C. Wheeler	64	Director	Director	1993	Director, Center for Profitable Agriculture
Dr. David S. Williams	60	Director	Director	2001	Orthodontist (Self-employed)
W. Donald Wright	67	Director	Director	1992	Pharmacist (Self-employed)
James E. York	67	Director	Director	2005	Associate Broker and Principal The Stanfield York Company

Security Ownership of Certain Beneficial Owners

The table below sets forth certain information, as of March 1, 2007, with respect to the beneficial ownership of Common Stock by each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock:

Name And Address Of Beneficial Owner	Amount And Nature Of Beneficial Ownership	Percent Of Class
First Farmers and Merchants Bank 816 South Garden Street Columbia, Tennessee 38402	801,502[1]	13.915%

(1) These shares of Common Stock are held in a fiduciary capacity by the Bank's Trust Department as trustee, agent or otherwise. The Bank's Trust Department has the right to vote 82% of these shares and 18% are voted by the beneficial holders. The shares voted by the Bank will be voted in a manner consistent with the best interests of the beneficiaries as determined by the Bank in its fiduciary capacity.

Security Ownership of Management

The following table presents the beneficial security ownership of management, showing the ownership of directors, nominees for director, Named Executive Officers (as identified in the section below entitled "EXECUTIVE COMPENSATION – Summary Compensation Table) and directors and executive officers as a group:

Name Of Beneficial Owner	Amount And Nature Of Beneficial Ownership[1]	Percent Of Class
Thomas Napier Gordon, Director	136,648[2]	2.372%
James E. York, Director	79,498[3]	1.380%
T. Randy Stevens, Chairman and Chief Executive Officer	72,000[4]	1.250%
H. Terry Cook, Jr., Director	49,962[5]	*
James L. Bailey, Jr., Director	17,088	*
Dan C. Wheeler, Director	15,668[6]	*
Hulet M. Chaney, Director	14,336[7]	*
John P. Tomlinson III, Director	12,810[8]	*
N. Houston Parks, Treasurer	10,000	*
Timothy E. Pettus, President	8,590	*
Dr. Joseph W. Remke, III, Director	7,060	*
Dr. David S. Williams, Director	7,000	*
William R. Walter, Director	5,428	*
Kenneth A. Abercrombie, Director	4,800	*
Martha M. McKennon, Secretary	4,415	*
W. Donald Wright, Director	2,632	*
M. Darlene Baxter, New Director Nominee	1,440	*
Dr. O. Rebecca Hawkins, Director	1,300	*
Patricia P. Moody, Assistant Treasurer	417	*
W. Lacy Upchurch	400[9]	*
Directors and Executive Officers as a Group (20 persons)	438,682	7.616%

(1) Unless otherwise indicated, all shares are owned of record.
(2) Includes 18,120 shares held by Thomas Napier Gordon, Jr., Mr. Gordon's minor son, 18,120 shares held by Edward Bradshaw Gordon, Mr. Gordon's minor son, and 800 shares held by Teri Hasenour Gordon, Mr. Gordon's wife.
(3) Includes 14,490 shares held by James E. York 2002 GST-Exempt Trust, 100 shares held by Harriet Cox York, Mr. York's wife and 14,290 shares held by Margaret York Puckett 2002 GST-Exempt Trust, Mr. York's trustee.
(4) Includes 36,000 shares held by Leesa M. Stevens Family Partnership, L.P., and 35,800 shares held by Thomas Randall Stevens Family Partnership, L.P.
(5) Includes 16,308 shares held by Griffitha G. Cook, Mr. Cook's wife, and 4,600 shares held by Cook Properties, Inc.
(6) Includes 3,400 shares held by Mary Carol Wheeler, Mr. Wheeler's wife.
(7) Includes 8,460 shares held jointly by Hulet M. Chaney and Joyce A. Chaney, Mr. Chaney's wife, and 200 shares held by Joyce A. Chaney.
(8) Includes 100 shares held by Teresa J. Beck, Mr. Tomlinson's wife.
(9) Includes 400 shares held jointly by W. Lacy Upchurch and Kay Upchurch, Mr. Upchurch's wife.

EXECUTIVE OFFICERS

The biographical information of the officers of the Corporation, as of March 1, 2007 is presented in the following paragraphs. None of these executive officers has a family relationship with any officer or employee of the Corporation and the Bank. Mr. Stevens currently serves on the Board of Directors of the Corporation and the Bank.

T. Randy Stevens, age 55, is Chairman of the Board, the Chief Executive Officer and a director of the Corporation and the Bank. He was employed by the Bank in 1973 and promoted to Commercial Bank Officer in 1974. He was appointed Assistant Vice President in 1976 and promoted to Vice President in 1979. Mr. Stevens was appointed Vice President and Trust Officer of the Bank in 1982 and promoted to First Vice President in 1984. He was promoted to Executive Vice President and Chief Administrative Officer of the Bank in 1990. Mr. Stevens was elected as a director of the Bank and the Corporation in 1991 and appointed Vice President of the Corporation in 1991. He was appointed President and Chief Operating Officer of the Bank effective December 31, 1995 and President and Chief Operating Officer of the Corporation in April 1996. He was appointed Chief Executive Officer of the Bank and the Corporation on June 30, 2002. He was elected and appointed Chairman of the Board of Directors of the Corporation and the Bank on April 19, 2005.

Timothy E. Pettus, age 55, is President of the Corporation and Bank. Mr. Pettus has been an officer of the Bank since July 2002, most recently serving as the Vice Chairman of the bank from April 2005 until his appointment as President of the Corporation and the Bank on January 30, 2007. Mr. Pettus served as Regional President, Southern Region of the Bank from July 2002 until becoming Vice Chairman of the Bank. From 1998 until July 2002, he was a senior banking executive with Bank of America in Lawrence County, Tennessee.

John P. Tomlinson, III, age 56, is Chief Administrative Officer of the Bank, and a director of the Corporation and the Bank. He was employed by the Bank in 1973 and promoted to Commercial Bank Officer in 1974. He was appointed Assistant Vice President of the Bank in 1976 and promoted to Vice President in 1979. Mr. Tomlinson was appointed Manager of Mortgage Lending in 1986 and promoted to Senior Vice President in 1990. He was appointed Executive Vice President of the Bank in 1995 and elected Secretary of the Corporation in April 1996. He was appointed Vice President of the Corporation on December 17, 1996 and Senior Executive Vice President of the Bank in 1998. Mr. Tomlinson was appointed Senior Executive Vice President of the Corporation in 1999 and elected director of the Corporation and the Bank in 2000. He was appointed Chief Operating Officer on June 30, 2002 and Regional President of the Bank in 2003. He was elected and appointed President of the Corporation and the Bank on April 19, 2005.

Martha M. McKennon, age 62, is Secretary of the Corporation and Secretary, Vice President and Executive Assistant of the Bank. She was employed by the Bank in 1974 and promoted to Customer Service Representative in 1980. She was appointed Executive Assistant of the Bank in 1984 and Assistant Vice President, Executive Assistant in 1991. Ms. McKennon was elected Assistant Secretary of the Corporation on December 17, 1996 and appointed Vice President/ Executive Assistant of the Bank in 1997. She was appointed Secretary of the Corporation in 1999 and Secretary to the Board of Directors of the Corporation and the Bank in 2000.

N. Houston Parks, age 57, is Vice Chairman and Chief Operating Officer of the Bank and Treasurer of the Corporation. He was employed by the Bank in 1997 as Senior Vice President and Senior Trust Officer. He was appointed Executive Vice President and Senior Trust Officer in 2002. He was promoted to Vice Chairman and Chief Operating Officer of the Bank in 2005. He was elected and appointed Treasurer of the Corporation on April 19, 2005.

Patricia P. Moody, age 44, is Assistant Treasurer of the Corporation and Chief Financial Officer of the Bank. She was employed by the Bank in 1998 and was promoted to Trust Officer in 2000. She was promoted to Assistant Vice President and Trust Officer in 2003. She was appointed Chief Financial Officer in 2005. She was elected and appointed Assistant Treasurer of the Corporation on April 19, 2005.

COMMITTEES OF THE BOARD

There are no standing committees of the Board of Directors of the Corporation because the principal business of the consolidated company is conducted by the Bank rather than the holding company. The Board of Directors of the Corporation met seven times during 2006. The Corporation does not have a standing nominating committee. The entire Board of Directors fulfills the role of a nominating committee. Because of the Corporation's size and the nature of its business, the consistently high rate of participation in meetings by each director, the fact that over half of the Corporation's directors are independent (as defined by the New York Stock Exchange listing requirements) and are individuals who come from diverse backgrounds, and the infrequent historical turnover in the membership of the Board of Directors, the Board of Directors does not believe a separate, independent nominating committee is necessary.

Any shareholder, by written notice submitted to the Secretary of the Corporation, can nominate candidates for election to the Board of Directors. The written notice should be provided in accordance with the process contained in the Corporation's Bylaws as more fully described in the "ITEMS OF BUSINESS FOR 2008 ANNUAL MEETING OF SHAREHOLDERS" section of this Proxy Statement. The entire Board of Directors serving as a nominating committee currently does not have a charter, nor are all of the directors independent, as defined by the New York Stock Exchange listing requirements. Mr. T. Randy Stevens serves as Chairman of the Board and Mr. John P. Tomlinson serves as a Director of the Board. They are employees of the Bank.

Although the Board of Directors has not established formal minimum qualifications for its members, the Board considers only potential nominees who have several years of relevant business experience. Non-management director nominee generally need to be independent, as defined by the New York Stock Exchange listing requirements. Any nominee must be willing to serve for the nominal director's compensation paid by the Corporation. In addition, the Board of Directors evaluates nominees with the goal of maintaining a diversity of background and experience that complements the other directors. Candidates nominated by shareholders are evaluated in the same manner as the candidates nominated by the Board of Directors. The Board has determined that fourteen of its sixteen directors are independent as contemplated under the Rules of the New York Stock Exchange Company Manual. The two individuals who are no independent, Messrs. Stevens and Tomlinson, are both executive officers of First Farmers and Merchants Corporation.

The remaining information in this section pertains to committees of the Bank's Board of Directors, which has designated six standing committees. They are as follows:

Audit/Compliance/CRA Committee (six members)
Compensation Committee (six members)
Deferred Profit Sharing Benefit Committee (two members)
Executive Committee (four members)
Trust Committee (five members)
Oversight Committee (five members)

Audit/Compliance/CRA Committee

Functions: The Bank has a separately designated standing Audit/Compliance/CRA Committee. This committee provides assistance to the Bank's Board of Directors in fulfilling its responsibilities related to internal control monitoring, accounting procedures, reporting practices, regulatory compliance and quality and integrity of the financial reports of the Bank. This committee adopted a charter to guide its activities in 2002. This Committee is composed solely of directors who are independent of the management of the Bank, based on the New York Stock Exchange corporate governance requirements, and are free of any relationship that, in the opinion of the Board of Directors, would interfere with their exercise of independent judgment as a committee member.

Number of 2006 meetings: 11

Membership: The membership of this committee is made up of six directors who are not officers of the Corporation or the Bank. They are Dan C. Wheeler, Chairman, James L. Bailey, Jr., Hulet M. Chaney, Dr. O. Rebecca Hawkins, Dr. David S. Williams and W. Donald Wright. Mr. Hulet M. Chaney is an audit committee financial expert as defined in the rules and regulations of the Securities and Exchange Commission (the "SEC").

Compensation Committee

Functions: The Compensation Committee's primary duties and responsibilities are establishing and monitoring compensation and benefit plan policies of the Corporation and Bank and making recommendations regarding compensation and benefits for the Officers of Bank. The Committee has the authority to conduct or authorize investigations into any matters within the scope of its responsibilities and has the authority to/ retain such outside counsel, experts, and other advisors, as it deem appropriate, to assist it in the conduct of any such investigation. This committee recommends to the Bank's Board of Directors fees for board meetings and fees for committee meetings of directors. The Committee reviews, evaluates and recommends to the Board of Directors of the Bank the officers' compensation program and deferred profit-sharing contributions for all eligible employees.

Number of 2006 meetings: 6

Membership: The membership of this committee is made up of one director who is an officer of the Corporation and of the Bank and six directors who are not officers of the Corporation or the Bank. They are H. Terry Cook, Jr., Chairman, Kenneth A. Abercrombie,

Hulet M. Chaney, T. Randy Stevens, William R. Walter, Dan C. Wheeler, and W. Donald Wright.

Deferred Profit-Sharing Benefit Committee

Functions: This committee determines the eligibility of employees to participate in the Bank's Profit-Sharing Plan. It supervises records pertaining to the continuity of service of participants and acts on applications for retirement benefits, applications for leaves of absence, and requests for distribution of participants' accounts. This committee is also responsible for preparing annual reports and financial statements, disclosing benefits to participants, and reporting to the Internal Revenue Service ("IRS") and the Department of Labor with respect to the Bank's Profit-Sharing Plan. As of Feburary, 2006, the Board of Directors of the Bank approved the dissolution of this committee.

Number of 2006 meetings: 1

Membership: The membership of this Committee is made up of one director who is an officer of the Corporation and the Bank, two directors who are not officers of the Corporation or the Bank, one advisory director who is not a director of the Corporation or the Bank, and one employee who is not a director of the Corporation or the Bank. They are John P. Tomlinson, III, Chairman, Tom Napier Gordon, Dr. David S. Williams, Tom Lucas (advisory), and Amy B. Vaught (employee).

Executive Committee

Functions: This committee reviews and recommends to the Bank's Board of Directors for its approval selected actions with regard to the general direction and conduct of the Corporation and the Bank. This committee acts on loan applications and reviews overdrafts, cash items, loans, lines of credit, and loan reviews in accordance with the Bank's policies that have been approved by the Board of Directors.

Number of 2006 meetings: 36

Membership: The membership of this committee is made up of two directors who are officers of the Corporation and the Bank, and four outside directors, none of whom is an officer of the Corporation or the Bank. They are Waymon L. Hickman, Honorary Chairman, T. Randy Stevens, Chairman, James L. Bailey, Jr., Hulet M. Chaney, H. Terry Cook, Jr., John P. Tomlinson, III, and W. Donald Wright.

Trust Committee

Functions: This committee supervises the operations of the Trust and Financial Management Department of the Bank to ensure proper exercise of the fiduciary powers of the Bank.

Number of 2006 meetings: 12

Membership: The membership of this Committee is made up of one officer of the Corporation and the Bank, one director who is an officer of the Corporation and the Bank, and five directors who are not officers of the Corporation or the Bank. They are N. Houston Parks, Chairman, Hulet M. Chaney, H. Terry Cook, Jr., Tom Napier Gordon, T. Randy Stevens, William R. Walter and James E. York.

Oversight Committee

Functions: The Bank Board of Directors approved the formation of this new committee as of August, 2005. This committee ensures prompt action by the Bank in response to recommendations from bank regulatory agencies. The committee reviews the results of examinations performed by the Bank's regulatory agencies. It also reviews management's response to reports of examination and periodically monitors the action taken by management in response to examination findings.

Number of 2006 meetings: 3

Membership: The membership of this Committee is made up five directors who are not officers of the Corporation or the Bank. They are H. Terry Cook, Jr., Chairman, Dan C. Wheeler, Vice Chairman, Kenneth A. Abercrombie, Hulet M. Chaney, and Dr. O. Rebecca Hawkins.

DIRECTOR ATTENDANCE

During 2006, each member of the Board of Directors of the Bank and the Corporation attended at least 75% of the aggregate meetings of the Boards and committees of which they were members.

The Corporation does not have a policy regarding director attendance at annual meetings. Because of the willingness of each director to be present at all annual meetings and the historical attendance of each director, a formal attendance policy has not been deemed necessary. All directors attended the 2006 annual meeting of shareholders.

SHAREHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

The Board of Directors has adopted a process to facilitate written communications by shareholders or other interested parties to the Board of Directors. Persons wishing to write to the Board of Directors of the Corporation or a specified director or committee of the Board of Directors should send correspondence to the Secretary of the Corporation at First Farmers and Merchants Corporation, P.O. Box 1148, Columbia, Tennessee, 38402-1148.

All communications properly received from shareholders or other interested parties will be forwarded to the members of the Board of Directors, or to a specific director or committee if so designated by such person. Any shareholder who wishes to communicate with a specific Board member or committee should send instructions asking that the material be forwarded to the director or to the committee chairman. Solicitations, junk mail and obviously frivolous appropriate or inappropriate communications will not be forwarded, but will be made available to any director who wishes to review them.

COMPENSATION DISCUSSION AND ANALYSIS

The Corporation designs and implements its compensation programs to attract, retain and motivate the officers, employees and directors by offering attractive and competitive compensation elements and amounts. These goals are balanced against the need to control expenses for the benefit of the shareholder. Compensation programs are provided and are aimed at rewarding production and at fostering loyalty to the Corporation. To be competitive, the Corporation seeks to provide salaries, benefits and long-term incentives comparable to the median of those provided by other banking companies of the general size and success in the Bank's peer group. The Corporation strives to be competitive using peer benchmark analysis of current market incentive levels. The Corporation believes, that, in large part because of the compensation system, it has been able to assemble a team of effective and productive officers and employees. The Corporation uses its compensation programs to retain its employee and attract additional talent when needed.

General Compensation Philosophy

Decisions with respect to the compensation of the Bank's and Corporation's executive officers, including the named executive officers, are made by the seven-member Compensation Committee of the Bank's Board of Directors. The Compensation Committee believes that the actions of each executive officer have the potential to impact the short-term and long-term profitability of the Corporation and the Bank. Consequently, the Compensation Committee places considerable importance on its task of designing and administering an executive compensation program.

The Bank has an executive compensation program that considers factors such as Corporation shareholder value and the overall performance of the Corporation and the Bank. The main components of the executive compensation program are base salary, bonus and participation in a split-dollar life insurance plan.

COMPENSATION OF DIRECTORS AND OFFICERS

During 2006, each director of the Corporation received an annual retainer of $3,000 and was paid a fee of $600 for each Board meeting attended, for up to four meetings. Each active Bank director received $600 for each Bank Board of Directors meeting attended, each honorary Bank director received $400 for each Bank Board of Directors meeting attended, and each Bank advisory director received $300 for each Bank Board of Directors meeting attended. Each member of the Bank's Executive Committee received $300 for each meeting attended. Each active, honorary and advisory Bank director (excluding salaried officers) received $250 for attendance at any scheduled or formally called committee meeting of any standing or specially appointed committee. Active Corporation and Bank directors may defer fees payable to them under the Corporation's and Bank's Directors Deferred Compensation Plans. During 2006, the Corporation and the Bank together paid total cash directors' fees of $183,200, and directors' fees in the amount of $303,968 were deferred.

The following table summarizes the compensation of the directors for the Bank and Corporation during the year ended December 31, 2006.

	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value & Non-qualified Deferred Compensation Earnings *	All Other Compensation	Total
Kenneth Abercrombie	$ 14,700	-	-	-	$ 21,362	-	$ 36,062
James L. Bailey	25,500	-	-	-	29,183	-	54,683
Hulet M. Chaney	30,000	-	-	-	19,169	-	49,169
H.Terry Cook	27,900	-	-	-	39,329	-	67,229
O. Rebecca Hawkins	14,700	-	-	-	10,818	-	25,518
Tom Napier Gordon	16,200	-	-	-	-	-	16,200
Joseph W. Remke	12,600	-	-	-	8,866	-	21,466
T. Randy Stevens	23,100	-	-	-	24,819	-	47,919
John P. Tomlinson	22,800	-	-	-	8,336	-	31,136
William R. Walter	16,500	-	-	-	6,041	-	22,541
Dan C. Wheeler	18,000	-	-	-	23,190	-	41,190
David S. Williams	15,300	-	-	-	6,897	-	22,197
W.Donald Wright	23,100	-	-	-	20,230	-	43,330
James E.York	16,200	-	-	-	1,591	-	17,791

* This column represents interest earned on deferred compensation accounts.

Employee Benefits

The Bank provides the following benefits for all employees of the Bank, including the Named Executive Officers:

- The Bank offers health insurance, life insurance and disability insurance at a minimal cost to full- time employees and makes available health insurance for each employee's family, which is to be paid by the employee. Each employee receives personal copies of these insurance plans detailing the coverage provided. Any eligible employee who becomes disabled can continue coverage under the Bank's health insurance and life insurance plans. The disabled employee must pay the same premiums as employees who have the same coverage and who are actively at work. This coverage will continue to be provided by the Bank for the entire period of time that the employee is eligible for and receiving compensation under the Bank's group long term disability insurance policy.

- The Bank provides dental insurance coverage for all eligible employees and makes dental insurance available for eligible dependents at the employee's expense.

- The Bank pays for one physical examination each year for all officers of the Bank. The Bank pays for flu immunizations annually for all officers and employees. Payment is made upon the presentation of an itemized statement from the physician providing the services.

- The Bank provides long-term disability insurance to eligible employees at no cost to the employee.

- The Bank offers a Section 125 "Cafeteria" Plan that gives employees the opportunity to pay for certain benefits on a pre-tax basis rather than on an after-tax basis. Expenses that are eligible for the Section 125 Plan include certain insurance premiums, certain out-of-pocket medical expenses, and dependent care expenses. Money spent for these items included in the Section 125 Plan is not subject to Social Security or federal income taxes.

Compensation Objectives

The Compensation Committee's executive compensation program is designed to provide competitive levels of compensation that are integrated with the Corporation's and the Bank's annual and long-term goals. Executive compensation is reviewed by the Compensation Committee relative to peer group executive compensation, which is based on national and state survey information. The peer group used from the national and state surveys utilized institutions in a similar asset-size range. The national survey also includes data for institutions in adjoining states.

The Compensation Committee recommended and received approval of cash compensation for executive officers, including the Named Executive Officers. The compensation is consistent with the Committee's executive compensation program. The Corporation and the Bank currently do not have an equity incentive compensation program. The Compensation Committee believes that an equity incentive program is not in the Corporation's best interest.

Base Salary

Base salary represents a fixed labor cost and is designed so that senior management receives acceptable salaries, helping the Bank keep the talent needed to meet the challenges in the financial service industry. Many factors are included in determining base salaries, such as job responsibilities, the scope of the position, the length of service with the Bank, individual performance, and compensation for similar positions in the peer group. All base salaries are reviewed annually.

Bonus Plan

The second component in the executive compensation program is a bonus plan. Bonuses are based on a point system, ranging from zero to one hundred. This system determines the bonuses for all executive officers as a percentage of their salary and is based on the following categories:

- Individual evaluation
- Annual net charge offs
- Return on assets
- Delinquencies and non-accruals
- Classified assets to tier 1 capital and loan reserve
- Net loan growth
- Net income

During 2006, bonuses of 13.8% were paid to seven senior officers, out of a possible 25%. Bonuses of 19.3% were paid to the President and the two Vice Chairmen, out of a possible 35%. A bonus of 27.5% was paid to the Chief Executive Officer, out of a possible 50%.

None of the Named Executive Officers have employment, severance or change-of-control agreements. The Named Executive Officers serve at the will of the Board, which enables the Bank to terminate their employment with discretion as to the terms of any severance arrangement. This is consistent with the Bank's performance-based philosophy.

Named Executive Officer Compensation

The executive compensation program described above is applied in setting the Named Executive Officer's compensation. Mr. Stevens participates in the same executive compensation program available to the other named executive officers. The Compensation Committee reviews the executive compensation program in relationship to the performance of the Corporation's net income and stock value.

In addition to salaries, bonus opportunities and employee benefits, the Corporation provides to certain executive officers, including four of the Named Executive Officers, certain perquisites so that the Corporation remains competitive in its ability to hire talented employees. These perquisites include the use of a company automobile, certain club memberships and the payment of dues for those clubs. The Corporation currently provides these perquisites to all of the Named Executive Officers except Ms. Moody. The Corporation's policy for providing perquisites is based on the number of years of experience within the banking industry and the executive's position with the Corporation. The Compensation Committee periodically reviews perquisites that are made available to the executive offers, including the Chief Executive Officer, to ensure that they are in line with market practice.

Conclusion

The Compensation Committee believes that this mix of market-based salaries and bonuses represents a balance that will motivate the management team to continue to produce strong returns. The Compensation Committee further believes this program strikes an appropriate balance with the interests and needs of the Corporation and the Bank in operating the financial service business.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors of the Bank has reviewed and discussed the Compensation Discussion and Analysis required by SEC Regulation S-K, Item 402(b) with management. Based on our review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2006.

Compensation Committee of the Bank's Board of Directors.

H. Terry Cook, Jr., Chairman
Kenneth A. Abercrombie
Hulet M. Chaney
T. Randy Stevens
William R. Walter
Dan C. Wheeler
W. Donald Wright

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Messrs. Cook, Abercrombie, Chaney, Stevens, Walter, Wheeler, and Wright served as members of the Bank's Compensation Committee throughout 2006. Mr. Stevens serves as Chairman of the Board of Directors of the Bank and the Corporation and Chief Executive Officer of the Bank and the Corporation. None of the other members of the Compensation Committee, however, have at any time been an officer or employee of the Corporation or the Bank nor have any of the members had any relationship requiring disclosure by the Corporation. During 2006, none of the executive officers of the Bank or the Corporation served as a member of another entity's compensation committee, one of whose executive officers served on the Bank's Compensation Committee or was a director of the Corporation, and none of the executive officers of the Bank or the Corporation served as a director of another entity, one of whose executive officers served on the Bank's Compensation Committee. Members of the Compensation Committee may, from time to time, have banking relationships in the ordinary course of business with the Bank, as described in the section entitled "RELATED PERSON TRANSACTIONS."

RELATED PERSON TRANSACTIONS

During 2006, the Bank engaged in customary banking transactions and had outstanding loans to certain of the Corporation's and Bank's directors, including Messrs. Abercrombie, Cook, Wheeler and Wright, and members of the immediate families of such directors and executive officers. Messrs. Abercrombie, Cook, Wheeler, and Wright, their affiliates, families, and companies in which they hold ten percent or more ownership, had outstanding loan balances of $747,817 at December 31, 2006. These loans were made in the ordinary course of business and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers. In the opinion of management, these loans do not involve more than the normal risk of collectibility or present other unfavorable features. Management is responsible for reviewing and approving any transaction between the Bank and any director or officer of the Bank or members of their immediate family or entities with which they are affiliated. In addition, on an annual basis, each director and executive officer is obligated to complete a "Director and Officer Questionnaire" which requires the director or executive to disclose any related party transactions or business relationships involving the Corporation or its subsidiaries which are required to be disclosed pursuant to Item 404 of SEC Regulation S-K.

SUMMARY COMPENSATION TABLE

The following table sets forth the aggregate remuneration accrued or paid by the Corporation or the Bank during the fiscal years ended December 31, 2006, 2005, and 2004, to the Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers (the "Named Executive Officers").

Name and Principal Position	Year	Salary	Bonus	All Other Comp (2)	Total
T. Randy Stevens - Principal Executive Officer	2006	$ 228,662	$ 62,882	$ 38,600	$ 330,144
	2005	219,867	69,639	36,000	325,506
	2004	211,411	66,499	34,962	312,872
Patricia P. Moody - Principal Financial Officer	2006	75,000	10,312	11,250	96,562
	2005	53,080	8,227	7,962	69,269
	* 2004	-	-	-	-
Timothy E. Pettus - President	2006	147,000	28,298	22,598	197,896
	2005	136,000	29,512	21,147	186,659
	2004	126,690	27,492	19,511	173,693
John P. Tomlinson - Chief Administrative Officer	2006	160,000	30,800	27,881	218,681
	2005	149,111	32,357	25,539	207,007
	2004	143,376	31,113	35,484	209,973
N. Houston Parks - Chief Operation Officer	2006	147,000	28,298	25,048	200,346
	2005	136,000	29,512	23,980	189,492
	2004	126,690	19,637	19,691	166,018

* Ms. Moody was not Principal Financial Officer in 2004, therefore was not considered a "Named Executive Officer."

(1) In accordance with Securities and Exchange Commission transition rules, this table reflects compensation to the Named Executive Officers only for the most recently completed fiscal year. Information for years prior to the most recently completed fiscal year presented under previous SEC rules is available in our previous filings, which can be obtained from the SEC's website at *www.sec.gov*.

(2) All other compensation includes use of an automobile and the Bank's Deferred Profit Sharing Plan, which has been approved by the IRS for deferral of income tax. The Plan includes all eligible employees. All employees who are at least 20 years old and who complete one year of service with the Bank are eligible to participate. Participants are

25% vested after two years of service and 15% each year thereafter until they are 100% vested at the end of seven years of participation in the Plan. The Bank's contribution to the Plan is determined by the annual performance of the Bank and is subject to annual approval by the Board of Directors of the Bank. The aggregate amount the Bank contributed to the Plan for the 318 participants during year 2006 was $1,668,700.

REPORT OF THE BANK'S AUDIT/COMPLIANCE/CRA COMMITTEE

The Audit/Compliance/CRA Committee's (the "Audit Committee") primary responsibilities fall into three broad categories:

- Monitoring the preparation of quarterly and annual financial reports prepared by the management of the Corporation and the Bank, which includes discussing with management and the Corporation's independent auditors draft financial statements and accounting and reporting matters.
- Responsibility for matters concerning the relationship between the Corporation and the Bank and the Corporation's independent auditors. This relationship includes: recommending the appointment or removal of the Corporation's independent auditors; reviewing the scope of their audit services and related fees, as well as any other services being provided; and determining whether the Corporation's auditors are independent.
- Overseeing management's implementation of effective systems of internal controls, including the review of the activities and recommendations of the Bank's internal auditing program.

The Audit Committee has implemented procedures to ensure that during the course of each fiscal year it devotes the attention that it deems necessary or appropriate to each of the matters assigned to it under the committee's charter. To carry out its responsibilities, the Audit Committee met 11 times during the 2006 fiscal year.

In overseeing the preparation of the Corporation's and the Bank's financial statements, the Audit Committee met with both management and the Corporation's independent auditors to review and discuss all financial statements prior to their issuance and to discuss significant accounting issues. Management advised the Audit Committee that all financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee discussed with the Corporation's independent auditors the matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Communication With Audit Committees), as modified or supplemented. The Audit Committee also received the written disclosures and the letter from the Corporation's independent auditors regarding the independence of such auditors as required by Independence Standards Board Standard No. 1, as modified or supplemented, and discussed with such auditors their independence from the Corporation and its management.

The Corporation files consolidated financial statements that include the financial condition and results of operation of the Bank for the periods indicated. Based on its review and discussions with the Bank's management and the Corporation's auditors, the Audit Committee recommended to the Bank's Board of Directors who recommended to the Corporation's Board of Directors approval of the inclusion of the audited consolidated financial statements of the

Corporation and its subsidiary, the Bank, in its Annual Report on Form 10-K for the fiscal year ended December 31, 2006, for filing with the Securities and Exchange Commission.

During the period covering the fiscal years ended December 31, 2006 and 2005, KraftCPAs PLLC ("KraftCPAs") performed the following professional services that were approved by the Audit Committee:

	2006	2005
Audit Fees	$ 199,950	$ 286,758
Tax Fees	14,141	6,877
All Other Fees	793	1,873
	$ 214,884	$ 295,508

Before KraftCPAs was engaged by the Bank, an engagement letter was submitted and approved by the Audit Committee. The aggregate amount of such services does not constitute more than five percent of the total amount of revenues paid by Bank during the years ended December 31, 2006 and 2005.

Submitted by the Audit/Compliance/CRA Committee of the Bank's Board of Directors.

Dan C. Wheeler, Chairman
James L. Bailey, Jr.
Hulet M. Chaney
Dr. O. Rebecca Hawkins
Dr. David S. Williams
W. Donald Wright

INDEPENDENT PUBLIC ACCOUNTANTS

Upon the recommendation of the Audit Committee of the Bank, the firm of KraftCPAs has been selected by the Board of Directors of the Corporation to serve as independent auditor for the Corporation for 2007. The Board of Directors of the Bank has also chosen KraftCPAs as its independent auditor. A representative of KraftCPAs will be present at the Annual Meeting and will have the opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions from shareholders in attendance.

OTHER MATTERS

As of the date of this Proxy Statement, the management of the Corporation and the Bank knows of no other business that will be presented at the Annual Meeting.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Corporation's executive officers, directors and beneficial owners of more than 10% of the Common Stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Such executive officers, directors and greater than 10% shareholders are also required to furnish the Corporation with copies of all Section 16(a) reports they file. Based on a review of such reports filed with the Securities and Exchange Commission and on written representations from reporting persons, the Corporation believes that all persons subject to the reporting requirements pursuant to Section 16(a) filed the required reports on a timely basis with the Securities and Exchange Commission.

CODE OF ETHICS

The Board of Directors of the Corporation has not adopted a Code of Ethics, as defined by the rules and regulations of the Securities and Exchange Commission, because the principal business of the consolidated company is conducted by the Bank rather than the holding company. The Board of Directors of the Bank has adopted a Code of Ethics for all employees of the Bank. A copy of this code can be obtained by a written request to the Human Resources Director of the Bank at First Farmers and Merchants Bank, P.O. Box 1148, Columbia, Tennessee, 38402-1148.

ITEMS OF BUSINESS FOR 2008 ANNUAL MEETING OF SHAREHOLDERS

The Corporation's By laws provide that nominations of persons for election of directors and proposals of business to be transacted by the shareholders at an annual meeting of shareholders may be made by any shareholder of record who is entitled to vote and who provides proper notice. In order for any such nomination or submission to be proper, the notice must be received by the Corporate Secretary at the principal office of the Corporation not earlier than the date which is 120 calendar days nor later than the date which is 90 calendar days before the first anniversary of the preceding year's annual meeting of shareholders. However, if the date of the applicable year's annual meeting is more than 30 days before or more than 60 days after the first anniversary of the date of the previous year's meeting, then the notice must be received by the Secretary not earlier than the date which is 120 calendar days before the date on which the Corporation first mailed its proxy statement to shareholders in connection with the applicable year's annual meeting and not later than the date of the later to occur of (i) 90 calendar days before the date on which the Corporation first mailed its proxy statement to shareholders in connection with the applicable year's annual meeting of shareholders or (ii) ten calendar days after the Corporation's first public announcement of the date of the applicable year's annual meeting of shareholders. Under the By laws, the public announcement of an adjournment of an annual meeting does not commence a new time period for the giving of a shareholder's notice as described above.

Further, for a shareholder's notice to be proper, it must set forth: (i) the name and address of the shareholder; (ii) the class and number of shares of stock of the Corporation held of record and beneficially owned by such shareholder; (iii) the name(s), including any beneficial owners, and address(es) of such shareholder(s) in which all such shares of stock are registered on the stock transfer books of the Corporation; (iv) a representation that the shareholder intends to appear at the meeting in person or by proxy to submit the business specified in such notice; (v) a brief description of the business desired to be submitted to the annual meeting of shareholders, the complete text of any resolutions intended to be presented at the annual meeting and the reasons for conducting such business at the annual meeting of shareholders; (vi) any personal or other material interest of the shareholder in the business to be submitted; (vii) as to each person whom the shareholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (viii) all other information relating to the nomination or proposed business which may be required to be disclosed under applicable law. In addition, a shareholder seeking to submit such nominations or business at the meeting shall promptly provide any other information reasonably requested by the Corporation.

Nominations by shareholders of persons for election to the Board of Directors may be made at such a special meeting of shareholders if the shareholder's notice required by the By-laws shall be delivered to the Secretary at the principal office of the Corporation not earlier than the date which is 120 calendar days before the date of such special meeting and not later than the date of the later to occur of (i) 90 calendar days before the date of such special meeting of shareholders or (ii) ten calendar days after the Corporation's first public announcement of the date of the special meeting of shareholders.

Shareholders who wish to nominate a candidate for election to our Board of Directors (other than the candidates proposed by our Board of Directors) or propose any other business at the 2008 annual meeting of shareholders must deliver written notice to our Corporate Secretary at the address below not earlier than December 18, 2007 or later than January 16, 2008. Any nomination for director or other proposal by a shareholder that is not timely submitted and does not comply with these notice requirements will be disregarded, and upon the instructions of the presiding officer of the annual meeting all votes cast for each such nominee and such proposal will be disregarded. Such nominations shall be sent to the following address:

First Farmers and Merchants Corporation
Attention: Corporate Secretary
P.O. Box 1148
Columbia, Tennessee 38402-1148

SHAREHOLDER COMMENTS AT 2007 ANNUAL MEETING OF SHAREHOLDERS

A shareholder who wishes to make comments to or ask questions of the presiding officer at the 2007 Annual Meeting of Shareholders on April 17, 2007, shall submit in writing the comments or questions no later than April 9, 2007 to: First Farmers and Merchants Corporation, Attention: Corporate Secretary, P.O. Box 1148, Columbia, TN 38402-1148. Management reserves the right to edit or exclude any such comments or question in the interests of relevance, appropriateness, and time. A written communication of any such editing or exclusion shall be sent to the shareholder before the Annual Meeting.

ANNUAL REPORTS

The Corporation's annual report to shareholders for the calendar year 2006 is enclosed, but is not intended to be part of this Proxy Statement.

COPIES OF THE CORPORATION'S ANNUAL REPORT FILED ON FORM 10-K WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE MAILED TO SHAREHOLDERS WITHOUT CHARGE UPON WRITTEN REQUEST MADE TO: PATRICIA P. MOODY, ASSISTANT TREASURER, FIRST FARMERS AND MERCHANTS CORPORATION, P. O. BOX 1148, COLUMBIA, TENNESSEE 38402-1148.

By the order of the Board of Directors,

Martha M. McKennon

Martha M. McKennon
Secretary

A community bank is more than a place where you store your money. It's also where memories are stored, where generations come together, where dreams are dreamt and ideas are hatched for the entire community. It's a place of hope, of promise and of some things that can't be put into words – they just have to be lived.

A great community bank is a source of energy and vitality. It seeks new opportunities. It honors the past, but looks to the future. It rewards creativity and hard work. It encourages the entrepreneurial spirit. It is invigorated by competition. It goes the extra mile.

First Farmers & Merchants Bank is a great community bank.

2006 REPORT TO SHAREHOLDERS

FIRST FARMERS & MERCHANTS CORPORATION

Condensed Statements, December 31, 2006 and December 31, 2005 (In Thousands of Dollars)

	2006	2005 (restated)	% change
ASSETS			
Cash and due from banks	$74,981	$28,538	162.7%
United States government securities	126,331	176,019	-28.2%
Municipal and other securities	101,917	105,744	-3.6%
Loans, less unearned income and allowance for possible loan losses	466,091	452,103	3.1%
Bank premises and equipment, at cost less allowance for depreciation and amortization	10,428	11,909	-12.4%
Other assets	40,336	38,685	4.3%
TOTAL ASSETS	**$820,084**	**$812,998**	**0.9%**
LIABILITIES			
Deposits	$698,962	$683,588	2.2%
Federal funds purchased and securities sold under repurchase agreements	2,654	13,132	-79.8%
Other liabilities	14,661	13,206	11.0%
TOTAL LIABILITIES	**716,277**	**709,926**	**0.9%**
SHAREHOLDERS' EQUITY			
Common stock	57,600	58,400	-1.4%
Additional paid in capital	1,120	4,320	-74.1%
Undivided profits	45,087	40,352	11.7%
TOTAL EQUITY	**103,807**	**103,072**	**0.7%**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**$820,084**	**$812,998**	**0.9%**

FIRST FARMERS & MERCHANTS CORPORATION

is a bank holding company headquartered in Columbia, Tennessee. Its sole subsidiary is First Farmers & Merchants Bank. F&M operates 19 banking locations in Maury, Lawrence, Marshall, Hickman, Dickson, Giles and Williamson counties of Middle Tennessee. The bank stresses traditional, personal banking relationships while incorporating state-of-the-art technology to provide optimum performance. Since the bank's establishment in 1909, F&M has worked to uphold the motto, "Dedicated to Community Service."

For more information: First Farmers & Merchants Corp., 816 South Garden Street, Columbia, TN 38401.
(931) 388-3145 | 800-882-8378 | www.fandmbank.com | Member FDIC

TO OUR SHAREHOLDERS:



T. Randy Stevens

This is a very exciting time in the history of First Farmers & Merchants Bank. There are unprecedented opportunities in our market area. And increased competition offers invigorating challenges. In response, 2006 saw your bank building value through a customer-focused culture. F&M is well-positioned to remain one of Tennessee's most successful independent community banks.

Highlights from 2006 show the success our bank culture enables us to achieve.

- Deposits are up 2.2 percent.
- Loans, less unearned income and allowance for possible loan losses, grew 3.1 percent.
- Total assets increased 0.9 percent.
- Trust Department income increased by 4.6 percent.

Also, our Board of Directors continued to pursue strategic growth, while making several shareholder-friendly decisions in an effort to increase common stock value and reward our shareholders for their support. These initiatives included paying a total of $3,796,000 in dividends and repurchasing 80,000 shares of common stock.

Net Income


$9
$8
$7
$6
$5
$4
$3
$2
$1
$0
Dollars Millions
2002
2003
2004
2005
2006

Because F&M is the strongest bank in our market, we attract and retain excellent people. Our employees are some of the best and brightest in banking. We are always evaluating ourselves to ensure we are making the best use of everyone's talents, skills and passions – from our newest team members to officers that have faithfully served F&M for several years. It is through this practice that I can honestly say F&M has built the best leadership team in the market.

Average Assets


$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
Dollars Millions
2002
2003
2004
2005
2006

While 2006 was a year of development, F&M was careful not to lose sight of the most important part of our banking heritage: service to customers and the community through our core values of Relationships, Leadership and Commitment. Our leadership team continues to guide F&M in directions that keep our bank community-focused and customer-focused, just like it was when it was established in 1909.

Yes, this is an exciting time for both F&M and southern Middle Tennessee. And as always, we are eagerly awaiting the opportunities and challenges the future may hold.

T. Randy Stevens

T. Randy Stevens

Chairman and CEO

"The Best Leadership Team In The Market."



First Farmers & Merchants Bank Leadership Team
Standing, from left: Leslie R. Brooks, III, Executive Vice President/Commercial Sales Manager; Patricia P. Moody, Chief Financial Officer; Barry B. White, Marshall County President; John T. Cotham, Executive Vice President/Human Resources; Michael L. Ayer, Maury County President; Kim A. Boone, Vice President and Senior Trust Officer; Brian K. Williams, Chief Credit Officer; Martha M. McKennon, Vice President and Secretary to the Board. Seated, from left: N. Houston Parks, Vice Chairman & Chief Operating Officer; T. Randy Stevens, Chairman & Chief Executive Officer; John P. Tomlinson, III, President; Timothy E. Pettus, Vice Chairman & Regional President.

"One Of Tennessee's Most Successful Independent Community Banks."

F&M INTRODUCES PRESIDENT'S CLUB CHECKING ACCOUNT

In 2006, F&M established a new type of checking account for customers in their prime earning years: the President's Club. The innovative account is for people who lead busy lives and want the convenience

PRESIDENT'S CLUB of handling multiple financial needs at one bank.

"We looked at this group and built a product that addresses their needs," said ***John P. Tomlinson, III,*** F&M President. "That's why we increased the daily ATM withdrawal limit and made use of technology to deliver specific benefits, such as providing a searchable CD-Rom with an entire year of account statements and allowing President's Club account holders to use the ATM of any bank without paying our foreign ATM fee. With the President's Club account, customers are rewarded for letting F&M handle many or all of their needs."



President's Club account holders are distinguished by having a check card with their photograph on


F&M
DEBIT
VISA

the front, which helps prevent a thief from using it at retail stores. Another feature that sets the President's Club apart is that the account benefits are not static.

"In most cases, consumers face an either/or decision: either save money or receive a higher level of service. President's Club account holders don't face this choice. They get both discounts and service, saving them money and time – two things that are equally valuable for our target customer," Tomlinson said. "We are listening to our customers and will add and modify President's Club features to enhance their banking relationship."



F&M Customer Wista Crawford

CAMPBELL STATION OFFICE SPECIALIZES IN RESIDENTIAL MORTGAGES

F&M's Campbell Station office, located in Spring Hill, completed its first full year of service to Williamson

County. The Campbell Station office focuses on residential mortgages and offers a variety of loan options allowing the flexibility to closely tailor loans to customers' needs.

"A customer who comes to us will get the absolutely best loan. We have many new mortgage products available," said *Jody Claiborne*, Campbell Station Branch Manager. "Not only can customers expect competitive mortgage rates, they can expect to develop a personal relationship with their bank staff, which is something F&M is known for throughout Middle Tennessee."


Jody Claiborne

"The explosive growth of Spring Hill and the surrounding area has brought many new neighbors to the community. First Farmers & Merchants Bank is expanding to meet these needs," said *T. Randy Stevens*, F&M Chairman and CEO. "Williamson County is an exciting place to be and we're proud to be a part of the tremendous growth the community is experiencing."


F&M Customer Dr. Mark Short, D

F&M OFFERS REMOTE DEPOSIT SERVICE FOR BUSINESSES

F&M introduced a new service that allows businesses to scan checks from their desks for electronic deposit into their checking account, eliminating the need to physically deliver deposits to the bank. This eliminates time spent traveling to and from the bank and saves on travel expenses as well.


F&M Customer Jimmy Langsdon uses Remote Deposit in his office.

Additional benefits of Remote Deposit include:

- *Insufficient checks are spotted faster.*
- *The need to photocopy checks is eliminated.*
- *The cut-off time for deposits is later since checks are electronically deposited into accounts.*
- *Deposits are processed electronically, allowing businesses to have access to their funds quicker.*
- *In-office check handling, which can result in lost checks, is minimized.*
- *Businesses are able to consolidate their banking accounts, which may be especially valuable for businesses operating from multiple locations.*

TRUST DEPARTMENT CONTINUES TO EXCEL

F&M's Trust Department experienced great success in 2006. As of December 31, 2006, the department managed 1,124 accounts, up 7.15 percent from last year, with more than $2.6 billion in assets.

The Trust Department was awarded a $10 million contract by ***The Duck River Agency,*** a state-charted agency responsible for protecting the Duck River and improving the quality and quantity of water in Marshall, Bedford, Maury, Coffee and Hickman counties.



Duck River Agency Board Members and Finance Committee Members with F&M Officers at contract signing.

Trust Operations Supervisor ***Janice Bennett*** retired after 39 years with F&M. ***Pam Bates*** now fills this position.

"The Best And Brightest In Banking."

NEW VICE PRESIDENT AND ADVISORY BOARD MEMBERS ADDED, F&M EMPLOYEES PURSUE PROFESSIONAL DEVELOPMENT



Stacey Shedd

Stacey Shedd joined F&M as Vice President and Private Banker for the Locust Avenue office in Lawrenceburg. Shedd came to F&M with more than 10 years banking experience and taught in the Lawrenceburg Public School System for nine years.

"Stacey was very successful in his previous management role, earning numerous awards for office profitability and efficiency. He is also driven to be an active member of the community. These traits make him a great fit for F&M and this new position," said F&M Vice Chairman and Regional President ***Tim E. Pettus.***



F&M Customer Jean M. Reeves

"F&M is more than just a bank, it is a partner with the local community," said Shedd. "I'm excited about this opportunity to establish new relationships and further develop our existing ones."

F&M welcomed four new members to local advisory boards. ***Lacy Upchurch,*** President of the Tennessee

Farm Bureau Federation, and ***Darlene Baxter,*** Associate Administrator of Maury Regional Hospital, joined the Maury County Advisory Board of Directors. ***Johnnie Ruth Elrod,*** Owner of Town Crier Gift Shop in Centerville, joined the Hickman County Advisory Board of Directors. ***David Weathers,*** a professional baseball player with the Cincinnati Reds, joined the Lawrence County Advisory Board of Directors. Weathers was the guest speaker at F&M's annual Board of Directors retreat.



F&M Vice Chairman and Regional President Tim Pettus and David Weathers.



Dr. Don L. Woodland, Executive Vice President and Director, Graduate School of Banking; Tiby Ferguson, F&M Vice President; Tim Pettus, F&M Vice Chairman and Regional President; Waymon L. Hickman, F&M Senior Chairman of the Board.

Several F&M employees graduated from professional development programs including ***Tiby Ferguson,*** Vice President, who received a diploma from the Graduate School of Banking at Louisiana State University, and ***Felicia Brown,*** a Loan Processor in Lawrenceburg, who graduated from Leadership Lawrence County. Also, ***Michael L. Ayer,*** Maury County President, was chosen to participate in Leadership Middle Tennessee's Class of 2007.


2002
PAY TO THE ORDER OF American Heart Association $ 2,500
Two thousand five hundred 00/100 DOLLARS
First Farmers

F&M Chairman and CEO T. Randy Stevens; Elaine Nivens, F&M Loan Servicing; Lynda Ragsdale, American Heart Association Regional Director.

"Community-Focused And Customer-Focused"

CUSTOMERS REPORT GOOD NEWS IN 2006 CUSTOMER SURVEY

The F&M leadership team received good news from more than 2,400 customers who responded to the bank's 2006 Customer Survey. Of the customers responding, the vast majority said they are offered ***excellent assistance*** when they visit F&M offices and that they feel like the ***F&M tellers and officers personally know them.***



F&M Customer Louise Brown

A majority also said that F&M offers ***all the products and services*** they want and is more active in the community than other banks. They also said that F&M is ***more convenient*** than other banks and that they would recommend or ***have recommended*** F&M to friends and family.



F&M Customer Bobby Massey

RELATIONSHIPS

Readers of *The Daily Herald* selected First Farmers & Merchants Bank as having the ***best bank staff in Maury County.*** F&M Maury County President ***Michael L. Ayer*** said F&M's tradition as a community bank stems from nearly a century ago when it was established in Mt. Pleasant. "Customer and community service have been our top priorities ever since F&M was founded in 1909. That is our heritage," he said.

F&M sponsored the 2006 Freedom Fund Banquet held by the ***Maury County NAACP.*** "The bank has been supportive of the local NAACP office for many years and we commend them for the work they do in Maury County," said F&M Chairman and CEO ***T. Randy Stevens.***

Local resident Terrica Hawkins will be the recipient of a new home built by ***Maury County Habitat for Humanity*** and co-sponsored by F&M. Paul Butts, F&M First Vice President and Branch Administrator, is President of Maury County Habitat for Humanity. In Giles County, F&M made a donation to ***Pulaski Technology Center*** for use in its new Injection Molding Training Program.

F&M hosted a luncheon to honor ***Lacy Upchurch,*** incoming President of the Tennessee Farm Bureau, with a commissioned portrait. Upchurch became an F&M Advisory Board Member in 2006. ***Waymon L. Hickman,*** F&M Senior Chairman, was an honored guest at the Tennessee Farm Bureau 85th Annual Meeting.



Waymon L. Hickman, F&M Senior Chairman of the Board, and Tennessee Farm Bureau President and F&M Advisory Board Member Lacy Upchurch.

COUNTY ADVISORY BOARDS OF DIRECTORS



GILES COUNTY

Giles County Advisory Board of Directors – from left: Paul Donald Massey; Marcus F. Houston, F&M Assistant Vice President and Banking Center Manager; Joseph F. Fowlkes, Jr.; Vicki J. Barnette; W. Preston Murrey, III; Bobby D. Powell; Jim R. Ferrell; Dr. Hugh T. Herrington.



DICKSON COUNTY

Dickson County Advisory Board of Directors – from left: Dr. Dan B. Drinnen, Randal J. Cagle, Freddy N. Pendergrass, R. Neill Milam, Cordia W. Harrington, David B. Brogdon, William D. Joyce, Jr., Carroll W. Ford.



MARSHALL COUNTY

Marshall County Advisory Board of Directors – standing, from left: Nanette P. Todd; Herbert R. Bivens; Terry W. Jackson; Wista M. Crawford; seated from left: Robert M. Beech; Barry B. White, F&M Marshall County President; Elizabeth T. McDow.



LAWRENCE COUNTY

Lawrence County Advisory Board of Directors – standing, from left: Timothy E. Pettus, F&M Vice Chairman and Regional President; Dr. Lee Hunter; Ben Boston; David Weathers; Ronnie J. McMasters; Stan Threet; seated, from left: Jonathan M. Edwards; Jim White; Sheila H. Frisbie; D. Blake Lay.



HICKMAN COUNTY

Hickman County Advisory Board of Directors – from left: Louise N. Green, T. Melvin Mays, Malcolm W. Buchanan, Dennis W. Bass, W. Danny Rochelle, Robert L. Haviland, Johnnie Ruth Elrod.



MAURY COUNTY

Maury County Advisory Board of Directors – from left: H. Thomas Lucas, Christa S. Martin, Lacy Upchurch, Dr. Bill Thrasher, Dr. Charles A. Ball, Darlene Baxter, James R. Hudson.

F&M held its first ***Shred It Day,*** where neighbors destroyed sensitive documents in an industrial-sized paper shredder brought to F&M's main office for the occasion. "ID theft is a serious crime, but preventing it can be simple if you have the right tools and knowledge. Shred It Day was both fun and practical for all who attended," said F&M President ***John P. Tomlinson, III.***



John P. Tomlinson, III, F&M President, and Shred It Day Organizers Myra Sharp, F&M Liability Manager, and Shane Rawdon, F&M IT Supervisor.

The ***Fourth Annual First Farmers & Merchants Bank Train Stop Storytelling Festival*** was held in April. The weeklong festival benefited the ***Maury County Imagination Library.*** Best Cleaners and F&M partnered together again to sponsor the ***Coats for Kids*** campaign in Maury County. A total of 239 coats were given to needy families before winter.

F&M celebrated ***Veterans Day*** by giving away free American flag lapel pins at all F&M offices. "This is a special way for our customers and neighbors to join us in thanking our men and women in uniform for all they have sacrificed," said F&M Vice President and Marketing Director ***Kim Doddridge.***

American Legion Auxiliary Unit 19 presented a $500 education scholarship to Matt Ring, son of F&M employee ***Joanne Ring.***

F&M's Locust Avenue office in Lawrenceburg held ***Dancing with the Bankers,*** a fund-raising event for the American Red Cross. Organized by ***Erica Sanders,*** an F&M employee and Lawrence County American Red Cross Hero, the event, which raised more than $600, featured dance lessons in the morning and a competition in the afternoon. F&M bankers ***Joanna Chandler, Cassie Fleming, Larry Brown, June Reeves*** and ***Marty Bradley*** danced



F&M Bankers Cassie Fleming and Larry Brown show off their moves at Lawrenceburg's Dancing with the Bankers contest.

with F&M customers in the contest. *Stacey Shedd* and *Denise McCroskey* were DJs. *Joanna Chandler* was voted the winner by F&M customers and employees.

F&M raised $17,000 for *Maury County Relay for Life.* The event, which raised an overall total of $64,500 for the American Cancer Society, was co-chaired by F&M Maury County President *Michael L. Ayer,* Vice President *Barbara Sanders,* and Vice President and Trust Investment Officer *William Massey.* F&M employees *Lynn Ross, Anna Mae Murphy, Tammy Sanders, Chrissie Tottingham, Libby Moss* and *Judy Hickman* served as team captains.



Mrs. Paul S. Cecil

Long-time Board Member and Honorary Board Member *Mrs. Paul S. Cecil* passed after more than 40 years of service to F&M. Mrs. Cecil joined F&M's Board of Directors as its first active female member in 1965. After serving for more than 20 years, she was elected to F&M's Honorary Board of Directors in 1986. *N. Houston Parks,* F&M Vice Chairman and Chief Operating Officer, officiated her memorial service and other F&M officers and directors were honorary pallbearers.


THE
BASKET
CASES
F&M

Members of F&M's operations staff and friends participate in the Maury County Relay for Life as "The Basket Cases."

Giles County Advisory Board Member *Henry H. Sims* passed after many memorable years of service.

The bridge over Richland Creek and Vales Mill Road in Giles County was named in honor of the late William James "Bill" Horne, son of retired F&M employee *William Russell "Rusty" Horne.*



At the ceremony dedicating William James "Bill" Horne Memorial Bridge are (from left): Jamie Hollis, a family friend, and family members Rusty and Sandra Horne, Stratton Beard, Sloan and David Lake and (in front) Anslee and CJ Lake. (Photo by Steve Lake)

LEADERSHIP

Harold Pryor, former President of Columbia State Community College and F&M Honorary Board Member, was awarded the George F. Hixson Fellowship by the Columbia Kiwanis Club. Columbia Academy President and F&M Advisory Board Member ***Bill Thrasher*** was named the Administrator of the Year by the National Christian School Association.



F&M Customer Chris Collins

William R. Walter, an F&M Board Member, retired as CEO of Maury Regional Healthcare System after 32 years of service. Walter led the 2006 ***Maury County Heart Walk*** as Chairman and was named the Golden K Kiwanis Club Citizen of the Year.

Charles A. Ball, M.D., a member of F&M's Maury County Advisory Board of Directors, was named Chairman of the 2006 ***Maury County Arthritis Walk,*** which benefited the Arthritis Foundation. F&M was a local sponsor for the event. F&M Vice President and Marketing Director ***Kim Doddridge*** continued to serve as Chair of the Board of Directors for the Maury County chapter of the American Red Cross.

The Columbia Rotary Club presented F&M Board Member ***H. Terry Cook, Jr.*** the Paul Harris Fellow



F&M Board of Directors – standing, from left: Kenneth A. Abercrombie, Retired President, Loretto Casket Company; Dr. Joseph W. Remke, III, Optometrist; Tom Napier Gordon, Attorney and Managing Partner, Gordon Brothers Properties; H. Terry Cook, Jr., President, Cook Properties Inc.; James L. Bailey, Jr., Maury County Mayor; William R. Walter, CEO, Maury Regional Healthcare System; W. Donald Wright, Pharmacist; James E. York, Associate Broker and Principal, Stanfield York Company; seated, from left: Hulet M. Chaney, CEO Emeritus, Tennessee Farmers Insurance Companies; Dr. David S. Williams, Orthodontist; T. Randy Stevens, F&M Chairman and CEO; John P. Tomlinson, III, F&M President; Dr. O. Rebecca Hawkins, President, Columbia State Community College; Dan C. Wheeler, Director, UT Center for Profitable Agriculture.

Award for service to mankind to promote goodwill. ***Maury County Mayor James "Jim" Bailey*** was voted best elected official in Maury County by readers of *The Daily Herald*. Bailey also serves on the Board of Directors.



Trust & Financial Management Department – standing, from left: William L. Massey, Vice President and Trust Investment Officer; Amy B. Vaught, Assistant Vice President and Trust Officer; Roseann G. Williams, Vice President and Trust Officer; Stephen K. Hughes, Assistant Vice President and Trust Officer; seated, from left: Kim A. Boone, Vice President and Senior Trust Officer; P. Preston Parsons, Assistant Trust Officer.

Sam Kennedy, F&M Honorary Board Member, received the Liberty Bell Award for his years of service in the legal profession to Maury County and the state of Tennessee.

Coinciding with its 40th anniversary, ***Columbia State Community College*** started a fundraising campaign for its academic year called Nurturing for Growth. ***Waymon L. Hickman,*** F&M Senior Chairman, served as Campaign Co-Chair, while F&M Vice Chairman and Regional President ***Tim E. Pettus*** served as Lawrence County Committee Chair and a Steering Committee Member. F&M Marshall County President ***Barry B. White*** was Marshall County Committee Chair and also served as a Steering Committee Member.

F&M Vice Chairman and Chief Operating Officer ***N. Houston Parks*** was elected to the Board of Trustees for Martin Methodist College. F&M Chief Financial Officer ***Pat P. Moody*** served as Breakfast Rotary President in Maury County. ***Brian K. Williams,*** F&M Chief Credit Officer, became Chairman Elect of Maury Alliance.



Ben Boston, President of the Lawrence County Education Foundation, receives the Chancellor's Award for Excellence in Philanthropy from Dr. Charles Manning, Chancellor of the Tennessee Board of Regents.

The Tennessee Board of Regents awarded the 2006 Chancellor's Award for Excellence in Philanthropy to the Lawrence County Education Foundation. Lawrence County Advisory Board Member ***Ben Boston*** is President of the Foundation.



Michael L. Ayer, Maury County President, reads to a class at Maury County Head Start.

COMMITMENT

F&M honored the ***Maury County Retired Teachers Association*** at a special luncheon. The program included a special presentation by **Dr. O. Rebecca Hawkins**, President of Columbia State Community College, which is currently celebrating its 40th anniversary. Dr. Hawkins, an F&M Board Member, was also a guest speaker at Columbia Academy's third annual Academic Banquet.



Ed Cox, President of Maury County Retired Teachers Association and former F&M Officer, Dr. O. Rebecca Hawkins, President of CSCC, and N. Houston Parks, F&M Vice Chairman and COO.

Harlan Bowsher, an F&M Honorary Board Member, was honored by the Maury Regional Hospital Board of Directors for 26 years of service. Bowsher was presented a plaque by Maury Regional Hospital Board Chairman and F&M Senior Chairman ***Waymon L. Hickman.*** Honorary Board Member ***Tillman Knox*** was honored with a special reception and plaque for 33 years of service on the Mt. Pleasant Power System Board.

F&M donated $10,000 to ***The Boys & Girls Club of Maury County's*** Campaign 100+, a new support



F&M's Honorary Board of Directors – standing, from left: O'Neill D. Moore; Dr. Harold S. Pryor; Edwin (Wick) Halliday; Flavius A. Barker; Harlan D. Bowsher; David I. Wise; Waymon L. Hickman; seated, from left, Sam D. Kennedy; Tillman W. Knox; Virgil H. Moore, Jr.; James S. Putman; Joe E. Lancaster.

campaign that coincides with The Boys and Girls Club of America's 100th anniversary. F&M also supported The Boys & Girls Club of Maury County's second annual Great Duck River Duck Race.


James Martin, Boys and Girls Club Executive Director; John Stephens, Club President; T. Randy Stevens, F&M Chairman and CEO; Virgil H. Moore, Jr., F&M Senior Chairman and Boys and Girls Club Board Member.

The **Spring Hill** F&M office celebrated its 60th anniversary.

F&M helped underwrite the ***James K. Polk Memorial Association's*** biennial dinner/dance. Proceeds from the event help cover the operating expenses associated with maintaining the home of 11th President James K. Polk. F&M also made donations to ***United Way*** and ***God's Storehouse.***


F&M Employees Suzanne Cheatham, Vivian Copeland and Stacey Crowell with Senior Chairman Virgil H. Moore, Jr. celebrate the Spring Hill office's 60th anniversary.

F&M gave special recognition to ***General Motors*** Vice President Guy Briggs at a luncheon. Briggs was one of the GM executives largely responsible for bringing the Saturn manufacturing plant to Spring Hill.


F&M Senior Chairman Virgil H. Moore, Jr. and General Motors Vice President Guy Briggs.

F&M donated the building that housed its former Leoma office to ***Lawrence County.*** The county government plans to house its permanent archives in the building. "I appreciate First Farmers & Merchants Bank's generous gift to the present and future citizens of Lawrence County," said County Executive Ametra Bailey. All former employees of the Leoma office were provided jobs at other F&M locations.

Brian K. Williams, F&M Chief Credit Officer, and ***Donna Gandee,*** F&M Vice President, coordinated a cleanup crew to take part in the nationwide ***Great American Cleanup.*** The F&M crew picked up litter in Maury County.


F&M Customer Revis Harris

PERFORMANCE HIGHLIGHTS

Many key financial metrics rose in 2006. Interest and fee income both rose dramatically, as did undivided profits and the dividend paid to shareholders. Total assets and equity were also on the rise.

On the income side, total interest and dividend income more than doubled its rate of increase from the previous year: rising 8.5 percent from 2006 to 2005 compared to a 4.1 percent increase the previous year. Fee income also grew significantly. Service fees on deposit accounts increased 7.4 percent and other service fees and commissions rose by a quite significant 14 percent. Our Trust Department, for many years one of the most successful in Tennessee, continued to grow in 2006, delivering 4.6 percent more income in 2006 than in 2005.

Shareholders enjoyed a 6.3 percent larger dividend in 2006 over 2005, and undivided profits grew at a double-digit rate to 11.7 percent.

Finally, total assets increased by 0.9 percent and total equity grew by 0.7 percent.


Total Assets
2005
2006
$808
$810
$812
$814
$816
$818
$820
$822
Dollars in Millions


Total Equity
2005
2006
$102
$102.5
$103
$103.5
$104
Dollars in Millions


Total Interest and Dividend Income
2005
2006
$37
$38
$39
$40
$41
$42
$43
Dollars in Millions


Annual Dividend
2005
2006
$0.61
$0.62
$0.63
$0.64
$0.65
$0.66
$0.67
$0.68

2006 OFFICERS

Virgil H. Moore, Jr., *Senior Chairman of the Board*

Waymon L. Hickman, *Senior Chairman of the Board*

T. Randy Stevens, *Chairman and Chief Executive Officer*

John P. Tomlinson, III, *President*

Timothy E. Pettus, *Vice Chairman and Regional President*

N. Houston Parks, *Vice Chairman and Chief Operating Officer*

Leslie R. Brooks, III, *Executive Vice President / Commercial Sales Manager*

John T. Cotham, *Executive Vice President / Human Resources*

Michael L. Ayer, *Maury County President*

Barry B. White, *Marshall County President*

Brian K. Williams, *Chief Credit Officer*

Patricia P. Moody, *Chief Financial Officer*

Martha M. McKennon, *Vice President and Secretary to the Board*

William F. White, Jr., *Director of Loan Support Services and Retail Credit Manager*

Norma L. Aldridge, *First Vice President*

Larry D. Brown, *First Vice President*

Paul T. Butts, Jr., *First Vice President and Branch Administrator*

David M. Edwards, *First Vice President*

Linda L. Hicks, *First Vice President and Director of Operations*

Richard J. Mullen, *First Vice President and Controller*

Joseph E. Reeves, Jr., *First Vice President*

Richard S. Sevier, *First Vice President*

Kim A. Boone, *Vice President and Senior Trust Officer*

Gail E. Tindall, *Chief Compliance Officer*

Richard R. Benson, *Vice President*

Jason N. Bledsoe, *Credit Officer*

W. Gail Cathey, *Director of Management Information Systems*

Joanna L. Chandler, *Bank Manager*

Shela D. Chessor, *Vice President*

Kathleen A. Crick, *Training Officer*

Kim M. Doddridge, *Vice President and Director of Marketing*

Suzanne A. Estes, *Commercial Banking Officer*

Tiby C. Ferguson, *Vice President*

Shannon M. Fitzgerald, *Assistant Vice President / Operations Officer*

Donna C. Gandee, *Vice President*

Miriam T. Green, *Administrative Assistant*

Billy R. Harvel, *Vice President*

Judy M. Hickman, *Assistant Branch Administrator*

Marcus F. Houston, *Assistant Vice President and Banking Center Manager*

Stephen K. Hughes, *Assistant Vice President and Trust Officer*

C. Jill Hunt, *Bank Manager*

C. Glenn Kane, *Vice President*

S. Evelyn Leonard, *Internal Controls Officer*

R. Larry Love, *Vice President and Chief Appraiser*

William L. Massey, Jr., *Vice President and Trust Investment Officer*

Robert C. Matthews, *Vice President*

Joan S. McClure, *Assistant Vice President*

Marie E. McGrew, *Assistant Internal Controls Officer*

Carol D. Messer, *Branch Manager*

P. Preston Parsons, *Assistant Trust Officer*

Lana C. Preston, *Vice President*

Brenda S. Risner, *Assistant Vice President*

Barbara A. Sanders, *Vice President*

Thelma E. Sharp, *Vice President and Security Officer*

Stacey C. Shedd, *Vice President*

Anita G. Simmons, *Loan Insurance Officer*

Terry D. Skillington, *Assistant Vice President*

Glynis D. Smith, *Bank Manager*

Carol C. Thompson, *Assistant Vice President*

Amy B. Vaught, *Assistant Vice President and Trust Officer*

Teresa L. Walker, *Bank Manager*

Pamela D. White, *Accounting Officer*

Roseann G. Williams, *Vice President and Trust Officer*

Julia R. Wolaver, *Vice President*

McCoy C. Zachry, *Credit Officer*



F&M Customer Christie Ervin

Columbia
Main Office (ATM)
816 South Garden Street
P.O. Box 1148
Columbia, TN 38402-1148
(931) 388-3145
FAX (931) 380-8359
Toll Free 800-882-8378

Operations Center
201 West Eighth Street
Columbia, TN 38401
(931) 388-3145
FAX (931) 380-8362

Campbell Plaza (Kroger) (ATM)
1202 South James Campbell Blvd.
Columbia, TN 38401
(931) 380-8278
FAX (931) 380-8351

Hatcher Lane Office (ATM)
1501 South James Campbell Blvd.
Columbia, TN 38401
(931) 380-8260
FAX (931) 380-8353

High Street Drive-Through
515 North High Street
Columbia, TN 38401
(931) 380-8291
FAX (931) 380-8355

Northside Bank Ctr. (Kroger) (ATM)
845 Nashville Highway
Columbia, TN 38401
(931) 380-8280
FAX (931) 380-8366
Drive-Through (ATM)
857 Nashville Highway
(931) 380-8340
FAX (931) 380-8363

Centerville (ATM)
116 Church Street
Centerville, TN 37033
(931) 729-3522
FAX (931) 729-3152

Chapel Hill (ATM)
214 Horton Parkway North
Chapel Hill, TN 37034
(931) 364-2062
FAX (931) 364-2082

Dickson
Business Financial Center
A branch of F&M Bank
106 Highway 70 East, Unit #3
Dickson, TN 37055
(615) 446-6302
FAX (615) 446-6309

East Hickman (ATM)
9512 Highway 46
Bon Aqua, TN 37025
(931) 670-0090
FAX (931) 670-3556

Lawrenceburg
Locust Avenue Office (ATM)
1501 North Locust Avenue
Lawrenceburg, TN 38464
(931) 762-6490
FAX (931) 762-1654

Crockett Office (ATM)
116 West Gaines Street
Lawrenceburg, TN 38464
(931) 766-5650
FAX (931) 766-5655

Lewisburg (ATM)
260 North Ellington Parkway
Lewisburg, TN 37091
(931) 359-6222
FAX (931) 359-9872

Loretto (ATM)
201 South Military Street
Loretto, TN 38469
(931) 853-4358
FAX (931) 853-4029

Mt. Pleasant (ATM)
128 North Main Street
Mt. Pleasant, TN 38474
(931) 379-3292
FAX (931) 379-0502

Pulaski
Martin House Office (ATM)
302 South Second Street
Pulaski, TN 38478
(931) 363-3830
FAX (931) 363-3065


F&M
SERVICE AREA
Houston County
Dickson County
Montgomery County
Cheatham County
Humphreys County
White Bluff
Dickson
East Hickman
Williamson County
Campbell Station
Centerville
Hickman County
Spring Hill
Rutherford County
Perry County
Maury County
Columbia
Chapel Hill
Lewis County
Bedford County
Mt. Pleasant
Lewisburg
Marshall County
Lawrence County
Wayne County
Giles County
Lawrenceburg
Pulaski
Lincoln County
Loretto
N

Spring Hill
Spring Hill Office (ATM)
5398 Main Street
Spring Hill, TN 37174
(931) 486-2212
FAX (931) 486-1033
Toll Free 866-727-4455

Campbell Station Office
2001 Campbell Station Parkway
Suite A-5
Spring Hill, TN 37174
(615) 302-4940
FAX (615) 302-4944
Toll Free 866-212-3499

White Bluff (ATM)
2011 Highway 47 North
White Bluff, TN 37187
(615) 797-3153
FAX (615) 797-4621

Additional ATMs are located at:
Maury Regional Hospital, Columbia*
Columbia State Community College*
Columbia Quik Mart, 1120 Hampshire Pike*
Lawrenceburg Quik Mart, 710 East Gaines Street*
Lawrenceburg Super Stop, 1904 West Gaines Street*
Lewisburg On the Run Market, 1550 Franklin Pike*
Marshall Plaza Shopping Center, Lewisburg
121 Second Avenue South, Lewisburg
1700 West College Street, Pulaski

**Cash dispenser only*


F&M Customer Aaron McCrosl

FIRST FARMERS & MERCHANTS BANK
Member FDIC

2006 FINANCIAL REPORTS

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COMPARATIVE PERFORMANCE

Set forth below is a graph comparing the yearly change in the cumulative total shareholder return on the Common Stock ("FF&M" in the graph) against the cumulative total return of the S&P 500 Index and the S&P Major Regional Bank Index** for the period of five years commencing December 31, 2001 and ending December 31, 2006.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN


$200.00
$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
2001
2002
2003
2004
2005
2006
FF&M *
S&P MAJOR REGIONAL BANKS **
S & P 500 ***

VALUE OF $100 INVESTED ON DECEMBER 31, 2001 AT:

	2001	2002	2003	2004	2005	2006
FF&M *	$ 100.00	$ 110.29	$ 117.65	$ 132.36	$ 141.19	$ 147.07
S&P MAJOR REGIONAL BANKS **	100.00	100.08	135.63	153.25	155.02	178.42
S & P 500 ***	100.00	77.90	100.24	111.12	116.63	135.10

* Assumes that the value of the investment in FF&M stock was $100 on December 31, 2001, **with no dividend reinvestment.**

** Assumes that the value of the investment in the index was $100 on December 31, 2001, with all dividends reinvested.

*** Assumes that the value of the investment in the index was $100 on December 31, 2001, with all dividends reinvested.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
FORWARD-LOOKING STATEMENTS

Certain statements contained in this report may not be based on historical facts and are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "hopes," "may," "plans," "will," or "anticipates," or the negatives of such terms. We caution you not to place undue reliance on such forward-looking statements in this report because results could differ materially from those anticipated as a result of a variety of factors. These forward-looking statements include, without limitation, those relating to the quality of service provided to customers, the effect of fluctuating interest rates on net interest income, the stability of market rates during 2007, capital expenditures, cash dividends and the adequacy of allowance for loans losses. Factors that could affect our results include, but are not limited to, changes in economic conditions; fluctuations in prevailing interest rates and the effectiveness of our risk monitoring systems; our ability to maintain credit quality; our ability to provide market competitive products and services; laws and regulations affecting financial institutions in general; our ability to operate and integrate new technology; the effectiveness of our interest rate hedging strategies; government fiscal and monetary policies; changes in our operating or expansion strategy; the availability of and costs associated with maintaining and/or obtaining adequate and timely sources of liquidity; limitations on our ability to pay dividends and to meet our cash obligations; assumption and judgments about the collectability of our loan portfolio; our ability to compete with other financial services companies and other factors generally understood to affect the financial results of financial services companies.

EXECUTIVE OVERVIEW

General

First Farmers and Merchants Corporation (the "Corporation") was incorporated on March 31, 1982 as a Tennessee corporation. As of December 31, 2006, the only direct subsidiary of the Corporation was First Farmers and Merchants Bank (the "Bank") which conducts the principal business of the consolidated company. The Bank was organized in 1954 as a successor to a state bank that was organized in 1909. Previously, the Bank was a national bank and on July 5, 2005, the Bank returned to being a state-chartered bank and its name changed from First Farmers and Merchants National Bank to First Farmers and Merchants Bank. The Bank has direct and indirect subsidiaries through which it holds F&M West, Incorporated, Maury Tenn, Incorporated and Maury Tenn Properties, Incorporated. The principal executive offices of the Corporation are located at 816 South Garden Street, Columbia, Maury County, Tennessee. Management of the Corporation evaluates the financial condition of the Corporation in terms of the Bank's operations within its service area. In 2006, Management made the decision to close and consolidate some branches in Marshall, Giles and Lawrence Counties. The changes allowed the Bank to use resources in a more efficient way and helped position the Bank for long-term sustained growth. The following branches were closed and consolidated into area branches: Lewisburg East, Lewisburg Downtown, Pulaski West College and Leoma.

All dollar amounts in this report, other than per-share amounts, are in thousands unless otherwise noted.

Financial Condition

The Corporation's assets consist primarily of its investment in the Bank and other smaller investments. Its primary activities are conducted through the Bank. The Bank is committed to providing quality services in diverse markets and a changing interest rate environment. Management hopes to provide Bank customers the quality service of a community bank and the safety and strength of a regional bank.

Financial Condition (Continued)

At December 31, 2006, the Corporation's consolidated total assets were $820,084, its consolidated net loans were $466,091, its total deposits were $698,962 and its total shareholders' equity was $103,807. The economic climate in the Corporation's market area of Middle Tennessee showed stable conditions in 2006. This economic stabilization can be seen in the increase in loan volume and total deposits-- net loans were up 3.1% at December 31, 2006 compared to December 31, 2005. Total deposits were up 2.2%. Total shareholders' equity was up 0.7%. Retained earnings, capital stock and additional paid-in capital were down 0.2%.

Results of Operations

Consolidated net income in 2006 was down 8.6% compared to 2005. Net interest income was down 1.9% over the same periods. In 2006, a reduction (credit) of $636,000 was made in the allowance for possible loan and lease losses. The amount of these credits was based upon unexpected loss recoveries and substantial reductions in the level of criticized assets. Net income was $7,725 for 2006 compared to $8,452 for 2005 and $8,594 for 2004. On a per common share basis, net income was $1.33 for 2006 versus $1.45 for 2005 and $1.47 for 2004.

The accompanying tables and the discussion and financial information are presented to aid in understanding the Corporation's financial position and results of operations. The emphasis of this discussion is on the years 2006, 2005 and 2004; however, financial information for prior years will also be presented where appropriate. This discussion should be read in conjunction with the Consolidated Financial Statements and the NOTES TO CONSOLIDATED FINANCIAL STATEMENTS included elsewhere in this report.

FINANCIAL CONDITION

The Corporation's financial condition depends on the quality and nature of its assets, its liability and capital structure, the market and economic conditions and the quality of its personnel.

Net Interest Margin

Net interest margin is defined as the difference between the revenue from earning assets, primarily interest income, and interest expense related to interest-bearing liabilities. The maintenance of the net interest margin at a level that, when coupled with noninterest revenues, exceeds additions to the allowance for loan losses, noninterest expenses and income taxes, and yields an acceptable profit is critical for success in the banking industry. Net interest margin is a function of the average balances of earning assets and interest-bearing liabilities and the yields earned and rates paid on those balances.

Management activities are planned to maintain a satisfactory spread between the yields on earning assets and the related cost of interest-bearing funds. The gross interest spread is determined by comparing the taxable equivalent gross interest margin to average earning assets before deducting the allowance for loan losses. This ratio reflects the overall profitability of earning assets, including both those funded by interest-bearing sources and those that do not generate interest (primarily noninterest-bearing demand deposits). This ratio is most often used when analyzing a banking institution's overall gross margin profitability compared to that of other financial institutions. The incremental interest spread compares the difference between the yields on earning assets and the cost of interest-bearing funds. Management uses calculation and similar ratios to assist in pricing decisions for interest-related products. Table A presents the average daily balances, the components of the gross interest margin (on a taxable equivalent basis), the yield or rate, and the incremental and gross interest spread for each of the last three years by major categories of assets and liabilities.

Table A - Distribution of Assets, Liabilities, and Shareholders' Equity, Interest Rates and Interest Differential

	YEAR ENDED DECEMBER 31,								
	2006			2005			2004		
	Average Balance	Rate/ Yield	Interest	Average Balance	Rate/ Yield	Interest	Average Balance	Rate/ Yield	Interest
ASSETS									
Interest earning assets									
Loans, net	$ 467,545	6.80 %	$ 31,771	$ 440,781	6.27 %	$ 27,626	$ 419,627	5.92 %	$ 24,838
Bank deposits	138	3.62	5	48	2.08	1	244	1.23	3
Taxable securities	165,736	3.99	6,605	224,688	3.85	8,651	266,483	3.93	10,472
Tax exempt securities	96,281	7.49	7,211	72,810	6.59	4,799	53,900	7.33	3,950
Federal funds sold	8,798	5.00	440	7,185	3.07	221	7,563	1.15	87
TOTAL EARNING ASSETS	738,498	6.23	$ 46,032	745,512	5.54	$ 41,298	747,817	5.26	$ 39,350
Noninterest earning assets									
Cash and due from banks	22,638			25,108			26,604		
Bank premises and equipment	11,544			12,264			12,834		
Other assets	34,793			36,681			40,000		
TOTAL ASSETS	$ 807,473			$ 819,565			$ 827,255		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest bearing liabilites									
Time and savings deposits:									
NOW and money market accounts	$ 209,814	0.88 %	$ 1,848	$ 235,524	0.66 %	$ 1,551	$ 238,616	0.66 %	$ 1,576
Savings	93,854	0.99	933	107,597	0.95	1,027	111,730	0.94	1,053
Time	166,868	3.91	6,519	161,929	2.80	4,533	173,376	2.20	3,822
Time over $100,000	92,521	4.37	4,039	79,012	3.32	2,626	72,027	2.75	1,978
TOTAL INTEREST BEARING DEPOSITS	563,057	2.37	13,339	584,062	1.67	9,737	595,749	1.41	8,429
Federal funds purchased and securities sold under agreements to repurchase	8,753	4.99	437	5,403	2.81	152	4,056	1.28	52
Other liabilities	257	4.67	12	322	2.80	9	385	1.56	6
TOTAL INTEREST BEARING LIABILITIES	572,067	2.41	$ 13,788	589,787	1.68	$ 9,898	600,190	1.41	$ 8,487
Noninterest bearing liabilities									
Demand deposits	117,242			115,183			115,207		
Other liabilities	12,831			11,637			10,892		
TOTAL LIABILITIES	702,140			716,607			726,289		
Shareholders' equity	105,333			102,958			100,966		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 807,473			$ 819,565			$ 827,255		
Spread between combined rate earned and combined rates paid*		3.82 %			3.86 %			3.85 %	
Net yield on interest-earning assets*		4.37 %			4.21 %			4.13 %	

* Taxable equivalent basis

Notes:
1. U.S. government, government agency and corporate debt securities plus equity securities in the available-for-sale and held-to-maturity categories are taxable securities. Most municipal debt securities are nontaxable and classified as held-to-maturity.
2. The taxable equivalent adjustment has been computed based on a 34% federal income tax rate and has given effect to the disallowance of interest expense, for federal income tax purposes, related to certain tax-free assets. Loans include nonaccrual loans for all years presented.
3. The average balances of the amortized cost of available-for-sale securities were used in the calculations in this table.

Net Interest Margin (Continued)

Table B sets forth, for the periods indicated, a summary of consolidated changes in interest earned and interest paid, reflected by the interest generated by volume changes and the interest generated by changes in the yield or rate. On a tax equivalent basis, net interest income increased $844,000 for the year ending December 31, 2006 as financial products repriced in the rising rate environment. Interest paid on interest-bearing deposits was up primarily because of the higher interest rates.

TABLE B - Volume and Yield/Rate Variances

(Taxable Equivalent Basis - In Thousands)

	2006 Compared to 2005			2005 Compared to 2004		
	Volume	Yield /Rate	Net Increase (Decrease)	Volume	Yield /Rate	Net Increase (Decrease)
Revenue earned on						
Loans, net	$ 1,678	$ 2,467	$ 4,145	$ 1,252	$ 1,536	$ 2,788
Bank deposits	2	2	4	(2)	-	(2)
Investment securities						
Taxable securities	(2,270)	224	(2,046)	(1,642)	(179)	(1,821)
Tax-free securities	1,547	865	2,412	1,386	(537)	849
Federal funds Sold	50	169	219	(4)	138	134
Total interest earning assets	1,007	3,727	4,734	990	958	1,948
Interest paid on						
NOW and money market accounts	(170)	467	297	(20)	(5)	(25)
Savings deposits	(131)	37	(94)	(39)	13	(26)
Time deposits	138	1,848	1,986	(252)	963	711
Time deposits over $100,000	448	965	1,413	192	456	648
Federal funds purchased and securities sold under agreements to repurchase	94	191	285	17	83	100
Short term debt	(2)	5	3	(1)	4	3
Total interest-bearing funds	377	3,513	3,890	(103)	1,514	1,411
Net interest earnings	$ 630	$ 214	$ 844	$ 1,093	$ (556)	$ 537

Notes:

1. The change in interest earned or paid resulting from both volume and rate or yield has been allocated to change because of volume and change because of rate or yield in proportion to the relationship of the absolute dollar amounts of the change in each. Loans include nonaccrual loans for all years presented.
2. The computation of the taxable equivalent adjustment has given effect to the disallowance of interest expense, for federal income tax purposes, related to certain tax-free assets.
3. U.S. government, government agency and corporate debt securities plus equity securities in the available-for-sale and held-to-maturity categories are taxable securities. Most municipal debt securities are nontaxable and classified as held-to-maturity.

Assets and Liabilities

Average earning assets decreased 0.9% as of December 31, 2006 compared to December 31, 2005 and decreased 0.3% as of December 31, 2005 compared to December 31, 2004. Stable local economic conditions contributed to the nominal change during 2006. The economic climate in the Corporation's market area of Middle Tennessee showed some improvement in 2006 as loan growth remained stable throughout the year. As a financial institution, the Bank's primary earning asset is loans. At December 31, 2006, average net loans represented 63.3% of average earning assets. Average net loans were up 6.1% as of December 31, 2006 compared to December 31, 2005 and increased 5.0% as of December 31, 2005 compared to December 31, 2004.


Average Earning Assets
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
2004
2005
2006

Average investments, 35.5% of average earning assets at December 31, 2006, decreased 11.1% from year end 2005 compared to a 7.1% decrease at the end of 2005 from year end 2004. Maturing securities and other available funds were invested in loans and provided a source of funds to the decrease in deposits. Average total assets declined 1.5% during 2006 compared to a decrease during 2005 of 0.9%.


Average Liabilities
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
2004
2005
2006

The Bank's average deposits declined 3.6% as of December 31, 2006 compared to December 31, 2005 as interest rate competition increased from existing banks and non banks as well as the emergence of new banking organizations in our service area. The Bank's average deposits declined 2.0% as of December 31, 2005 compared to December 31, 2004. Interest bearing transaction accounts were down 10.9% from the average at December 31, 2005. Time deposits under $100 increased 3.1% as of December 31, 2006 compared to December 31, 2005 and time deposits over $100 increased 17.1% primarily because the Bank increased its reliance on short term large dollar certificates of deposit. Average savings deposits decreased 12.8% as of December 31, 2006 compared to December 31, 2005. As reflected by these changes, the Bank experienced a shift of funds by its customers out of savings deposits and into time deposits. Savings deposits have historically been steady providing a core, low cost, source of funding.

Assets and Liabilities (Continued)

Customer relationship development helped maintain a stable base in noninterest-bearing deposits. The Bank's noninterest-bearing deposits have remained strong and were 17.0% of average total deposits at December 31, 2006, 16.4% of average total deposits at December 31, 2005 and 16.1% of average total deposits at 12/31/04. This core of noninterest-bearing funds remained strong for 2006.

The Corporation and the Bank do not have any long-term debt or other obligations with the exception of certain operating leases that are discussed in Note 8 of the Notes To Consolidated Financial Statements included elsewhere in this report.

RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

The Bank uses a formal asset and liability management process to ensure adequate liquidity and control interest rate risk. The Bank's goal of liquidity management is to provide adequate funds to meet loan demand and any potential unexpected deposit withdrawals. The Bank accomplishes this goal by striving for consistent core deposit growth, holding adequate liquid assets and maintaining unused capacity to borrow funds. The Bank's objective of interest rate risk management is to maintain reasonable stability in the gross interest margin despite changes in the level of interest rates and the spread among interest rates.

Liquidity

At December 31, 2006, the Bank had approximately $129.0 million of cash and due from banks, securities and other short-term investments maturing within one year compared to $91.3 million as of a year earlier. In the normal course of business, the Bank has established lines of credit for short-term borrowings for the management of daily liquidity needs. At December 31, 2006, the unused lines of credit were $55.0 million.

Interest Rate Risk

The Bank uses an earnings simulation model to evaluate the impact of different interest rate scenarios on the gross margin. Each quarter, the Bank's Asset/Liability Committee monitors the relationship of rate sensitive earning assets to rate sensitive interest-bearing liabilities (interest rate sensitivity), which is the principal factor in determining the effect that fluctuating interest rates will have on future net interest income. Rate sensitive earning assets and interest-bearing liabilities are those that can be repriced to current market rates within a defined time period. The Asset/Liability Committee measures near-term risk (within the next 12 months) to net interest income resulting from changes in interest rates. The model incorporates the Bank's assets and liabilities, together with forecasted changes in the balance sheet mix and assumptions that reflect the current interest rate environment, to simulate the effect of possible changes in interest rates on net interest income. As a policy, budgeted financial goals are monitored on a monthly basis by the Asset/Liability Committee where the actual dollar change in net interest income given different interest rate movements is reviewed. A negative dollar change in net interest income for a 12-month period of less than 4.5% of net interest income given a three hundred basis point shift in interest rates is considered an acceptable rate risk position. At December 31, 2006, if interest rates were to fall 300 basis points (3.0%) over the next 12 months, net interest income would be $553.8 less than currently projected if rates were to rise by 300 basis points. This would be a decline in net interest income of 2.1%, which is within policy guidelines established by the Bank's Board of Directors.

Interest Rate Risk (Continued)

TABLE C - Rate Sensitivity of Earning Assets and Interest-Bearing Liabilities

As of December 31, 2006	Three Months or Less	Three to Six Months	Six to 12 Months	Over One Year	Total
Earning assets					
Bank time deposits	$ 2,573	$ -	$ -	$ -	$ 2,573
Taxable investment securities	5,999	9,966	33,618	85,418	135,001
Tax-exempt investment securities	2,280	1,455	666	88,846	93,247
Loans and leases, net of deferred fees	77,122	24,986	49,216	322,029	473,353
Total earning assets	87,974	36,407	83,500	496,293	704,174
Interest-bearing liabilities					
NOW and money market accounts	124,386	-	-	78,368	202,754
Savings	-	-	-	87,689	87,689
Time	62,243	59,993	31,627	20,219	174,082
Time over $100,000	37,431	36,961	11,462	5,650	91,504
Other short-term debt	3,040	-	-	-	3,040
Total interest bearing liabilities	227,100	96,954	43,089	191,926	559,069
Period gap	(139,126)	(60,547)	40,411	304,367	145,105
Cummulative gap	$ (139,126)	$ (199,673)	$ (159,262)	$ 145,105	

Another tool used to monitor the Bank's overall interest rate sensitivity is a gap analysis. Table C shows the Bank's rate-sensitive position at December 31, 2006, as measured by a gap analysis (the difference between the earning asset and interest-bearing liability amounts scheduled to be repriced to current market rates in subsequent periods). In the short term, deposits are subject to rate changes sooner than loans and investments. Management anticipates rates to remain stable in 2007 and has determined the Bank to be in an acceptable rate risk position. Table A provides additional information regarding the largest components of interest-bearing liabilities.

Capital

Historically, internal growth has financed the capital needs of the Bank. The Corporation and the Bank do not have any long-term debt and do not have major plans for material capital expenditures in the next 12 months. At December 31, 2006, the Corporation had a ratio of Tier I Capital to average assets of 12.45%. This compares to a ratio of Tier I capital to average assets of 12.13% at December 31, 2005. This ratio shows a slight increase because retained earnings, capital stock and additional paid-in capital were stable and average total assets declined 1.5% during 2006.

Cash dividends declared in 2006 were 50.5% of net income. The payout ratio for 2005 was 42.2%. The Corporation plans to continue an average annual payout ratio over 20% while continuing to maintain a capital to asset ratio reflecting financial strength and adherence to regulatory guidelines.

The minimum guideline for the ratio of total capital to risk-weighted assets is 8%. Tier 1 Capital generally consists of common stock. Tier I Capital must equal at least 4% of risk-weighted assets. As of December 31, 2006, the Corporation's ratios of Tier I Capital to risk-weighted assets and total Capital to risk-weighted assets were 19.25% and 20.50%, respectively. At December 31, 2005, the comparable ratios were 18.70% and 19.96%, respectively. Please refer to Note 11 in the Notes to Consolidated Financial Statements included elsewhere in this report for more information on the capital strength of the Corporation and the Bank.

LOANS AND LOAN QUALITY

As with most commercial banking institutions, the Bank's loan portfolio is the largest component of earning assets and, therefore, provides the highest amount of revenue. The loan portfolio also contains, as a result of credit quality, the highest exposure to risk. When analyzing potential loans, management assesses both interest rate objectives and credit quality objectives in determining whether to make a given loan and the appropriate pricing for that loan. The Bank maintains a diversified portfolio in order to spread its risk and reduce its exposure to economic downturns that may occur in different segments of the economy or in particular industries. As of December 31, 2006, total loans maturing and repricing after one year, which have predetermined interest rates and floating or adjustable interest rates are $299 million and $57 million, respectively. The composition of the loan portfolio is disclosed in detail in Note 4 in the Notes to Consolidated Financial Statements included elsewhere in this report.

The lending activities of the Bank are subject to written underwriting standards and policies established by the Bank's Board of Directors and management that include loan review procedures and approvals. Applications for loans are taken by designated employees at 15 of the Bank's offices. Depending primarily on the amount of the loan, there are various approval levels required, including an Executive Committee of the Bank's Board of Directors that meets weekly.

The Bank has a credit administration function that is responsible for assisting loan officers in underwriting new loans, reviewing problem loans, monitoring the status of problem loans from period to period and assisting in their resolution. This review process also includes semi-annual reviews by an outside party to assess the quality of the loan portfolio independently. Management has concluded that this independent review has served to strengthen underwriting practices. The analysis and review by the Bank's credit administration department also include a formal review that is prepared quarterly to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. Loan reviews of all relationships aggregating $250 and greater are completed on an annual schedule. At December 31, 2006 loans totaling $11.4 million, or 2.4% of the portfolio, were classified as other assets especially mentioned. This compares to loans totaling $5.1 million so classified at December 31, 2005. There were no loans classified as doubtful at December 31, 2006 and December 31, 2005. The bank closed the year with $5.6 million in classified assets, which includes substandard loans, doubtful loans and Other Real Estate Owned ("OREO"). This represents a decrease of $4.9 million or 46.8% from December 31, 2005. Classified assets represented 5.3% of Tier I Capital and ALLL, which was down from 10.1% at 12/31/05 and below the Bank's objective of 12.0%. Overall credit quality was improved as some problem loans have been resolved and credit underwriting has improved. For most of 2006, delinquency levels remained well below the year-end level of 1.2% and well below both the Bank's target level and peer group average. Loans that are impaired and not accruing interest were more actively monitored to determine those for which more aggressive action plans should be taken. The Bank ended 2006 with a net recovery of $104. The payoff of several large classified credits was a major contributor to the decline in classified loans. Management believes that the allowance for loan losses was adequate at December 31, 2006.

Table D summarizes average loan balances and reconciles the allowance for loan losses at December 31, 2002, 2003, 2004, 2005 and 2006. Additions or reductions to the allowance, which have been included in operating expenses, are also included. First mortgage loans secured by one to four-family residential properties make up 38.4% of the total loan portfolio. The Bank continues to have a concentration in residential mortgage loans; however, management of the Bank remains comfortable with this concentration of loan type given the strong underwriting practices within this portfolio and the acceptable level of historical losses. The environment for commercial, industrial and commercial real estate lending remains largely unchanged in the seven counties within which the Bank operates. The Bank does not have any industry concentrations as measured by regulatory guidelines. However, the Bank does have heavy exposure among five broad industry categories-- construction, manufacturing, real estate rental and leasing, other services, and public administration. Given the level of exposure in each of these categories, the particular industries are monitored closely to ensure that underwriting practices and policies, as well as allowance levels, match the level of risk posed. Please refer to Note 1 in the Notes to Consolidated Financial Statements included elsewhere in this report.

Loans having recorded investments of $2.0 million and $2.3 million at December 31, 2006 and 2005, have been identified as impaired and are not accruing interest in accordance with the provision of SFAS 114. These type of loans are considered nonaccrual loans and represent 0.4% and 0.5% of gross loans as of December 31, 2006 and 2005, respectively. Interest received on these loans during 2006 was $122, during 2005 was $136, and during 2004 was $170. The gross interest income that would have been recorded if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period, was $200, $251, and $475 for the years ended December 31, 2006, 2005, and 2004, respectively. The Bank has no loans that are past due 90 days or more and no "troubled debt restructurings" as defined in SFAS 15 that are not included in nonaccrual loans as of December 31, 2006 and 2005. Please refer to Note 1 and Note 4 in the Notes to Consolidated Financial Statements that are included elsewhere in this material for more information on the Bank's policy regarding loan impairment.

TABLE D - THE LOAN PORTFOLIO

(Dollars In Thousands)	December 31, 2006	2005	2004	2003	2002
Average amount of gross loans outstanding	$ **475,226**	$ 448,868	$ 428,671	$ 456,187	$ 524,248
Balance of allowance for possible loan losses at beginning of year	**7,794**	8,509	10,123	11,375	6,707
Balance from acquisition	-	-	-	-	536
Loans charged off					
Loans secured by real estate	**207**	287	364	958	1,549
Commercial and industrial loans	**94**	138	1,017	296	580
Loans to individuals	**62**	126	299	712	1,517
TOTAL LOANS CHARGED OFF	**363**	551	1,680	1,966	3,646
Recoveries of loans previously charged off					
Loans secured by real estate	**110**	555	187	22	3
Commercial and industrial loans	**92**	73	259	67	54
Loans to individuals	**265**	98	297	192	271
TOTAL RECOVERIES	**467**	726	743	281	328
NET LOANS CHARGED OFF	**(104)**	(175)	937	1,685	3,318
Provision (reduction) charged (credited) to operating expenses	**(636)**	(890)	(677)	433	7,450
BALANCE AT END OF YEAR	$ 7,262	$ 7,794	$ 8,509	$ 10,123	$ 11,375
Ratio of net charge-offs during the period to average gross loans outstanding	-0.02 %	-0.04 %	0.22 %	0.37 %	0.63 %

Interest Income

Total interest income increased 8.5% during 2006 as most financial products repriced in the rising interest rate environment. Interest and fees earned on loans was 73.6% of gross interest income during 2006 and increased 15.6% in 2006 compared to 2005 as a result of the financial products repricing and loan volume remaining stable throughout the year. Interest and fees earned on loans increased 10.7% during 2005 compared to 2004 as a result of higher yields and increasing loan volume. Interest earned on securities and other investments was 25.3% of gross interest income during 2006 and was down 9.3% primarily because of the decrease in volume. A gain of $51,000 on the sale of available-for-sale investment securities was realized in the fourth quarter of 2006.

Interest Expense

Total interest expense increased 39.3% during 2006, compared to a 16.6% increase during 2005, and a 25.6% decrease during 2004. The higher interest rate environment led to increased costs for consumer and municipal certificates of deposit. The cost of interest-bearing deposits is monitored quarterly by the Asset/Liability Committee. The net interest margin (tax equivalent net interest income divided by average earning assets) was 4.37%, 4.21% and 4.13% for years ending December 31, 2006, December 31, 2005 and December 31, 2004.

Net interest income on a fully taxable equivalent basis is influenced primarily by changes in: (i) the volume and mix of earning assets and sources of funding; (ii) market rates of interest; and (iii) income tax rates. The impact of some of these factors can be controlled by management policies and actions. External factors can also have a significant impact on changes in net interest income from one period to another. Some examples of such factors are: (i) the strength of credit demands by customers; (ii) Federal Reserve Board monetary policy; and (iii) fiscal and debt management policies of the federal government, including changes in tax laws.

Noninterest Income and Expenses


2006 Noninterest Income
Other Fees
4%
Other Operating
7%
Securities Gains
0%
Trust
21%
Service Fees
68%

Noninterest income decreased 0.4% during 2006. The gain on sale of available-for-sale securities provided a $51,000 gain in 2006, whereas 2005 reflected a $513,000 gain. Income from fiduciary services offered in the Bank's Trust department was up 4.6%, representing 20.6% of total noninterest income. Noninterest income decreased 1.3% during 2005 and increased 12.8% during 2004.

Noninterest Income and Expenses (Continued)


2006 Noninterest Expenses
Other
34%
Equipment
4%
Occupancy
7%
Personnel
55%

Noninterest expenses, excluding the provision for possible loan losses, increased 2.2% during 2006. Increases in salaries and employee benefits contributed to this increase. Noninterest expenses, excluding the provision for possible loan losses, increased 1.8% during 2005. Noninterest expenses decreased 0.6 % during 2004.

Net Income

Net income was 8.6% lower in 2006 than in 2005. The increase in interest expense was a primary reason for the decline. Net income was 1.7% lower in 2005 than in 2004. The decrease in noninterest income and increase in noninterest expenses contributed to the decline.

Off-Balance Sheet Arrangements

As of December 31, 2006, the Bank was a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Please refer to Note 10 of the Notes to Consolidated Financial Statements included elsewhere in this report for more information on the Bank's commitments and contingencies. Please refer to Table C in "Liquidity and Capital Resources" for a summary of our earning assets and interest-bearing liabilities by maturities that are included in the Consolidated Balance Sheet.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS ON THE FINANCIAL STATEMENTS

SFAS No. 156, "Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140." SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes a contractual obligation to service a financial asset in certain circumstances. All separately recognized servicing assets and servicing liabilities are required to be initially measured at fair value. Subsequent measurement methods include the amortization method, whereby servicing assets or servicing liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss, or the fair value method, whereby servicing assets or servicing liabilities are measured at fair value at each reporting date and changes in fair value are reported in earnings in the period in which they occur. If the amortization method is used, an entity must assess servicing assets or servicing liabilities for impairment or increased obligation based on the fair value at each reporting date. SFAS no. 156 if effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of SFAS No. 156 on its consolidated financial statements.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement on Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit pension

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS ON THE FINANCIAL STATEMENTS (Continued)

and other Postretirement Plans – An amendment of SFAS No. 87, 88, 106 and 132(R)." SFAS 158 requires that the funded status of defined benefit postretirement plans be recognized on a company's balance sheet, and changes in the funded status be reflected in comprehensive income, effective fiscal years ending after December 15, 2006, which the Company has adopted. SFAS 158 also requires companies to measure the funded status of such plans as of the date of its fiscal year-end, effective for years ending December 15, 2008.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatement in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each error to the company's balance sheet and statement of operations and the related financial statement disclosures. The Company's adoption of SAB 108 is part of the implementation of the other post retirement benefits.

In 2006, the Company adopted FASB Staff Position No. FAS 115-1 and 124-1, "The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). In conjunction with the adoption of SAB 108, the Corporation disclosed its liability for medical benefits provided to retired employee. The effects on the financial statements are described in Note 2 of the NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CRITICAL ACCOUNTING POLICIES

The accounting principles the Bank follows and the methods of applying these principles conform with accounting principles generally accepted in the United States of America and with general practices within the banking industry. In connection with the application of those principles, Bank management has made judgments and estimates that, in the case of the determination of the allowance for loan losses ("ALLL"), the recognition of deferred income tax assets has been critical to the determination of the Bank's financial position, results of operations and cash flows.

Allowance for Loan Losses

Management of the Bank assesses the adequacy of the ALLL prior to the end of each month and prepares a more formal review quarterly to assess the risk in the Bank's loan portfolio. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The ALLL represents calculated amounts for specifically identified credit exposure and exposures readily predictable by historical or comparative experience. Even though this calculation considers specific credits, the entire allowance is available to absorb any credit losses.

These calculated amounts are determined by assessing loans identified as not in compliance with loan agreements. These loans are generally in two different risk groups. One group is unique loans (commercial loans, including those loans considered impaired). The second group is homogenous loans (generally retail and mortgage loans). The calculation for unique loans is based primarily on risk rating grades assigned to each of these loans as a result of our loan management and review processes. Each risk-rating grade is assigned a loss ratio, which is determined based on the experience of management, discussions with banking regulators and the independent loan review process. The amount allocated for impaired loans is based on estimated cash flows discounted at the loan's original effective interest rate or the underlying collateral value. Historical data, including actual loss experience on specific types of homogenous loans, is used to allocate amounts for loans or groups of loans meeting the specified criteria.

CRITICAL ACCOUNTING POLICIES (Continued)

More detailed historical data is being accumulated by category of retail and commercial credit and performance characteristics to broaden the analysis and improve monitoring of potential credit risk.

Criteria considered and processes utilized in evaluating the adequacy of the ALLL are:

- Portfolio quality trends;
- Changes in the nature and volume of the portfolio;
- Present and prospective economic and business conditions, locally and nationally;
- Management review systems and board oversight, including external loan review processes;
- Changes in credit policy, credit administration, portfolio management and procedures;
- Changes in personnel, management and staff; and
- Existence and effect of any concentrations of credit.

In assessing the adequacy of the ALLL, the risk characteristics of the entire loan portfolio are evaluated. This process includes the judgment of management, input from independent loan reviews and reviews that may have been conducted by bank regulators as part of their usual examination process.

The following table gives a breakdown of the allowance for loan losses per loan category:

	2006	
	Amount	Percent
Commercial Real Estate - Mortgage	$ 1,886	26 %
Commercial Real Estate - Construction	319	4 %
Commercial Real Estate - Other	1,222	17 %
Total Commercial	**3,427**	**47 %**
Consumer Real Estate - Mortgage	1,510	21 %
Consumer Real Estate – Construction	140	2 %
Consumer Real Estate - Other	904	12 %
Total Consumer	**2,554**	**35 %**
Other	1,281	18 %
Total Allowance For Loan Losses	**$ 7,262**	**100 %**

Deferred Income Tax Assets

Deferred income tax assets consist mainly of the tax effect of excess provisions for loan losses over actual losses incurred, the unrealized loss on available-for-sale securities, and deferred compensation. The Corporation and the Bank have paid taxes for many years. Management believes that it is more likely than not that these assets will be realized in future years.

Selected Financial Information

(Dollars in Thousands, Except Per Share Data)

	2006	2005 Restated	2004 Restated	2003 Restated	2002 Restated
Interest Income					
Interest and fees on loans	**$ 31,246**	$ 27,038	$ 24,426	$ 28,388	$ 37,116
Income on investment securities					
Taxable interest	**6,345**	8,443	10,263	11,045	11,390
Exempt from federal income tax	**4,221**	3,266	2,568	2,738	3,214
Dividends	**180**	137	213	130	166
	10,746	11,846	13,044	13,913	14,770
Other interest income	**445**	222	94	250	299
Total Interest Income	**42,437**	39,106	37,564	42,551	52,185
Interest Expense					
Interest on deposits	**13,339**	9,736	8,429	11,388	17,767
Interest on other short term borrowings	**449**	162	58	21	39
Total Interest Expense	**13,788**	9,898	8,487	11,409	17,806
Net Interest Income	**28,649**	29,208	29,077	31,142	34,379
Provision For Possible Loan Losses	**(636)**	(890)	(677)	433	7,450
Net Interest Income After Provision for Loan Losses	**29,285**	30,098	29,754	30,709	26,929
Noninterest Income					
Trust department income	**2,322**	2,220	2,088	1,806	1,781
Service fees on deposit accounts	**7,739**	7,208	7,189	7,217	7,175
Other service fees, commissions, and fees	**424**	372	408	433	435
Other operating income	**751**	1,018	873	(15)	611
Securities gains	**51**	513	917	737	124
Total Noninterest Income	**11,287**	11,331	11,475	10,178	10,126
Noninterest Expense					
Salaries and employee benefits	**16,918**	16,447	16,217	15,645	13,412
Net occupancy expense	**2,143**	2,353	2,289	2,184	2,187
Furniture and equipment expense	**1,138**	1,220	1,317	1,422	1,461
Other operating expenses	**10,547**	10,076	9,724	10,437	9,515
Total Noninterest Expense	**30,746**	30,096	29,547	29,688	26,575
Income Before Provision For income Taxes	**9,826**	11,333	11,682	11,199	10,480
Provision For Income Taxes	**2,101**	2,881	3,088	2,889	2,188
Net Income	**$ 7,725**	$ 8,452	$ 8,594	$ 8,310	$ 8,292
Earnings Per Common Share	**$ 1.33**	$ 1.45	$ 1.47	$ 1.42	$ 1.42
Weighted Average Shares Outstanding	**5,826,589**	5,840,000	5,840,000	5,840,000	5,840,000

Share and per share data have been restated to give retroactive effect to the two-for-one stock split effected as a stock dividend declared on April 20, 2004.

(See Note 1 of Notes to Consolidated Financial Statements)

KraftCPAs

Kraft Bros., Esstman, Patton & Harrell, PLLC

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Farmers and Merchants Corporation
Columbia, Tennessee

We have audited the consolidated balance sheets of First Farmers and Merchants Corporation and its subsidiaries (collectively, the "Corporation") as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Farmers and Merchants Corporation and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Corporation adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of SFAS 87, 88, 106 and 132 (R).*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2007, expressed an unqualified opinion on management's assessment of the effectiveness of the Corporation's internal control over financial reporting and an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting.

KraftCPAs PLLC

Nashville, Tennessee
March 16, 2007

F&M

FIRST FARMERS AND MERCHANTS CORPORATION

COLUMBIA, TENNESSEE

Management Report on Internal Control Over Financial Reporting.

The management of First Farmers and Merchants Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. The Corporation's internal control system was designed to provide reasonable assurance to the Corporation's management and board of directors regarding the preparation and fair presentation of published financial statement. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Corporation's management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework." Based on our assessment we believe that, as of December 31, 2006, the Corporation's internal control over financial reporting is effective based on those criteria.

The Corporation's independent registered public accounting firm has issued an audit report on management's assessment of the Corporation's internal control over financial reporting. This report appears on page 40 of this annual report.

T. Randy Stevens, Chief Executive Officer
and Chairman

Patricia P. Moody, Assistant Treasurer
(principal financial officer and
principal accounting officer)

KraftCPAs

Kraft Bros., Esstman, Patton & Harrell, PLLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
First Farmers & Merchants Corporation
Columbia, Tennessee

We have audited management's assessment, included in the accompanying Report on Management's Assessment of Internal Control over Financial Reporting, that First Farmers & Merchants Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). First Farmers & Merchants Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that First Farmers & Merchants Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, First Farmers & Merchants Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of First Farmers & Merchants Corporation as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2006, and our report dated March 16, 2007 expressed an unqualified opinion on those consolidated financial statements.

KraftCPAs PLLC

Nashville, Tennessee
March 16, 2007

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	(Dollars In Thousands, Except Per Share Data)	**December 31, 2006**	December 31, 2005 (Restated)
ASSETS	Cash and due from banks	**$ 45,558**	$ 28,489
	Interest-bearing deposits in banks	**2,573**	49
	Federal funds sold	**26,850**	-
	Total cash and cash equivalents	**74,981**	28,538
	Securities		
	Available for sale (amortized cost $149,040 and $195,449, respectively)	**147,001**	191,931
	Held to maturity (fair value $82,109 and $90,810, respectively)	**81,247**	89,832
	Total securities	**228,248**	281,763
	Loans, net of deferred fees	**473,353**	459,897
	Allowance for possible loan losses	**(7,262)**	(7,794)
	Net loans	**466,091**	452,103
	Bank premises and equipment, at cost less allowance for depreciation	**10,428**	11,909
	Core deposit and other intangibles	**9,874**	10,930
	Other assets	**30,462**	27,755
	TOTAL ASSETS	**$ 820,084**	$ 812,998
LIABILITIES	Deposits		
	Noninterest-bearing	**$ 142,933**	$ 117,065
	Interest-bearing (including certificates of deposit over $100: 2006 - $91,504; 2005 - $94,471)	**556,029**	566,523
	Total deposits	**698,962**	683,588
	Federal funds purchased and securities sold under agreements to repurchase	**2,654**	13,132
	Dividends payable	**1,971**	1,869
	Other short-term liabilities	**385**	521
	Accounts payable and accrued liabilities	**12,305**	10,816
	TOTAL LIABILITIES	**716,277**	709,926
	COMMITMENTS AND CONTINGENCIES Notes 8 and 10		
SHAREHOLDERS' EQUITY	Common stock - $10 par value, 8,000,000 shares authorized; 5,760,000 and 5,840,000 issued and outstanding shares as of 12/31/06 and 12/31/05, respectively	**57,600**	58,400
	Additional paid-in capital	**1,120**	4,320
	Retained earnings	**46,342**	42,515
	Accumulated other comprehensive income (loss)	**(1,255)**	(2,163)
	TOTAL SHAREHOLDERS' EQUITY	**103,807**	103,072
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 820,084**	$ 812,998

The accompanying notes are an integral part of the consolidated financial statements.

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	(Dollars In Thousands, Except Per Share Data)	Years Ended December 31, 2006	2005 (Restated)	2004 (Restated)
INTEREST & DIVIDEND INCOME	Interest and fees on loans	**$ 31,246**	$ 27,038	$ 24,426
	Income on investment securities			
	Taxable interest	**6,345**	8,443	10,263
	Exempt from federal income tax	**4,221**	3,266	2,568
	Dividends	**180**	137	213
		10,746	11,846	13,044
	Other interest income	**445**	222	94
	TOTAL INTEREST & DIVIDEND INCOME	**42,437**	39,106	37,564
INTEREST EXPENSE	Interest on deposits	**13,339**	9,736	8,429
	Interest on other short-term borrowings	**449**	162	58
	TOTAL INTEREST EXPENSE	**13,788**	9,898	8,487
	NET INTEREST INCOME	**28,649**	29,208	29,077
	PROVISION FOR POSSIBLE LOAN LOSSES (RECOVERIES) NET	**(636)**	(890)	(677)
	NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES (RECOVERIES)	**29,285**	30,098	29,754
NONINTEREST INCOME	Trust department income	**2,322**	2,220	2,088
	Service fees on deposit accounts	**7,739**	7,208	7,189
	Other fees and commissions	**424**	372	408
	Other operating income	**751**	1,018	873
	Securities gains	**51**	513	917
	TOTAL NONINTEREST INCOME	**11,287**	11,331	11,475
NONINTEREST EXPENSE	Salaries and employee benefits	**16,918**	16,447	16,217
	Net occupancy expense	**2,143**	2,353	2,289
	Furniture and equipment expense	**1,138**	1,220	1,317
	Other operating expenses	**10,547**	10,076	9,724
	TOTAL NONINTEREST EXPENSES	**30,746**	30,096	29,547
	INCOME BEFORE PROVISION FOR INCOME TAXES	**9,826**	11,333	11,682
	PROVISION FOR INCOME TAXES	**2,101**	2,881	3,088
	NET INCOME	**$ 7,725**	$ 8,452	$ 8,594
BASIC EARNINGS PER SHARE		**$ 1.33**	$ 1.45	$ 1.47
	Weighted average shares outstanding	**5,826,589**	5,840,000	5,840,000

Share and per share data have been restated to give retroactive effect to the two-for-one stock split effected as a stock dividend declared on April 20, 2004.
The accompanying notes are an integral part of the consolidated financial statements.

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Dollars In Thousands, Except Per Share Data) Years Ended December 31, 2006, 2005, and 2004	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE AT JANUARY 1, 2004 - Restated	$ 29,200	$ 4,320	$ 61,794	$ 4,067	$ 99,381
Comprehensive income					
Net income - Restated			8,594		8,594
Change in net unrealized loss on securities available-for-sale, net of reclassification adjustment and tax effects				(3,507)	(3,507)
Total comprehensive income					5,087
Two-for-one stock split - See Note 1	29,200		(29,200)		-
Cash dividends declared, $0.59 per share *			(3,446)		(3,446)
BALANCE AT DECEMBER 31, 2004 - Restated	58,400	4,320	37,742	560	101,022
Comprehensive income					
Net income - Restated			8,452		8,452
Change in net unrealized loss on securities available-for-sale, net of reclassification adjustment and tax effects				(2,723)	(2,723)
Total comprehensive income					5,729
Cash dividends declared, $0.63 per share			(3,679)		(3,679)
BALANCE AT DECEMBER 31, 2005 - Restated	**58,400**	**4,320**	**42,515**	**(2,163)**	**103,072**
Comprehensive income					
Net income			**7,725**		**7,725**
Change in net unrealized gain on securities available-for-sale, net of reclassification adjustment and tax effects				**908**	**908**
Total comprehensive income					**8,633**
Repurchase of common stock	**(800)**	**(3,200)**			**(4,000)**
Cash dividends declared, $0.67 per share			**(3,898)**		**(3,898)**
BALANCE AT DECEMBER 31, 2006	**$ 57,600**	**$ 1,120**	**$ 46,342**	**$ (1,255)**	**$ 103,807**

*Cash dividends per share amount for 2004 are restated to give retroactive effect to the two-for-one stock split as of April 20, 2004.

The accompanying notes are an integral part of the consolidated financial statements.

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

		Years ended December 31, 2006	2005 (Restated)	2004 (Restated)
OPERATING ACTIVITIES	Net income	**$ 7,725**	$ 8,452	$ 8,594
	Adjustments to reconcile net income to net cash provided by operating activities			
	Excess (deficiency) of provision for possible loan losses over net charge-offs	**(532)**	(715)	(1,615)
	Provision for depreciation and amortization of premises and equipment	**1,119**	1,268	1,249
	Securities gains	**(51)**	(513)	(917)
	Real estate contributed to government organization	**22**	-	-
	Amortization of deposit base intangibles	**1,056**	1,056	1,056
	Amortization of investment security premiums, net of accretion of discounts	**1,072**	2,119	2,731
	Increase in cash surrender value of life insurance contracts	**(408)**	(566)	(442)
	(Increase) decrease in			
	Deferred income taxes	**(262)**	(120)	(267)
	Interest receivable	**575**	143	503
	Other assets	**(5)**	763	(568)
	Increase (decrease) in			
	Interest payable	**896**	699	(123)
	Other liabilities	**847**	200	(494)
	Total adjustments	**4,328**	4,334	1,113
	Net cash provided by operating activities	**12,054**	12,786	9,707
INVESTING ACTIVITIES	Proceeds from maturities, calls, and sales of available-for-sale securities	**65,854**	92,564	43,016
	Proceeds from maturities and calls of held-to-maturity securities	**8,483**	11,161	20,026
	Purchases of investment securities			
	Available-for-sale	**(20,365)**	(63,632)	(27,588)
	Held-to-maturity	-	(24,832)	(17,242)
	Net increase in loans	**(13,456)**	(10,844)	(24,548)
	Proceeds from sale of assets	**45**	-	164
	Purchase of life insurance premium	**(2,757)**	(254)	(253)
	Purchases of premises and equipment	**(379)**	(759)	(832)
	Net cash provided by (used in) investing activities	**37,425**	3,404	(7,257)
FINANCING ACTIVITIES	Net increase (decrease) in noninterest-bearing and interest-bearing deposits	**15,374**	(10,267)	(22,578)
	Net increase (decrease) in short term borrowings	**(10,614)**	3,926	7,274
	Repurchase of Common Stock	**(4,000)**	-	-
	Cash dividends	**(3,796)**	(3,562)	(3,329)
	Net cash used in financing activities	**(3,036)**	(9,903)	(18,633)
	Increase (decrease) in cash and cash equivalents	**46,443**	6,287	(16,183)
	Cash and cash equivalents at beginning of period	**28,538**	22,251	38,434
	Cash and cash equivalents at end of period	**$ 74,981**	$ 28,538	$ 22,251
	Supplemental disclosures of cash flow information			
	Cash paid during the period for expenses			
	Interest on deposits and borrowed funds	**$ 12,891**	$ 9,199	$ 8,611
	Income Taxes	**2,332**	2,759	5,988
	Land and building transferred from premises and equipment to other assets held for sale	**$ 684**	$ -	$ -

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Policies

The accounting principles followed and the methods of applying those principles conform with accounting principles generally accepted in the United States of America and to general practices in the banking industry. The significant accounting policies applicable to First Farmers and Merchants Corporation (the "Corporation") are summarized as follows.

Principles of Consolidation

The accompanying consolidated financial statements present the accounts of the Corporation and its wholly-owned subsidiary, First Farmers and Merchants Bank (the "Bank"). The Bank has direct and indirect subsidiaries through which it holds F&M West Inc., Maury Tenn, Inc., and Maury Tenn Properties, Inc. Material intercompany accounts and transactions have been eliminated in consolidation.

Subsidiary Charter

The Corporation's subsidiary Bank received regulatory approval to convert its national charter to a state charter, which conversion became effective as of July 5, 2005. On that date, the Bank converted to a Tennessee state-chartered bank and its name changed from First Farmers and Merchants National Bank to First Farmers and Merchants Bank.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Corporation and the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities. Those estimates and assumptions also affect disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the valuation of foreclosed real estate, deferred tax assets and the liability related to post retirement benefits.

Stock Split

On April 20, 2004, the Corporation's shareholders approved a two-for-one stock split effected in the form of a 100% stock dividend to shareholders of record on April 20, 2004. In accordance with state corporate legal requirements, the transaction was recorded by a transfer from retained earnings to common stock in the amount of $29,200,000 ($10 for each additional share issued). All per share and share data in the accompanying consolidated financial statements and footnotes have been restated to give retroactive effect to this transaction.

Significant Group Concentrations of Credit Risk

Most of the Bank's activities are with customers located within its service area, which is comprised of Maury, Lawrence, Marshall, Hickman, Dickson, Giles, Williamson and adjacent counties in southern middle Tennessee. Approximately 80% of the Bank's loans were made to customers in the Maury and

Lawrence county markets as of December 31, 2006. Maury County is the source of 54.2% of the Bank's loan portfolio, including most of the Bank's participation and out-of-territory loans. Note 3 discusses the types of securities in which the Bank invests. Note 4 discusses the types of lending in which the Bank engages. First mortgage loans secured by one to four family residential properties make up 38.4% of the total loan portfolio. This represents the largest component of the real estate secured loans. Management of the Bank recognizes this concentration and believes the risk is acceptable given the quality of underwriting, current market conditions and historical loss experience.

The loans secured by non-farm/non-residential real estate comprise 21% of the loan portfolio. Of this portfolio of loans, 68% are owner-occupied. The loan segment type is classified as "true" commercial real estate – loans whose repayment is dependent upon rental income or the sale, refinancing or permanent financing of the underlying property. The Bank's risk is geographically dispersed and continues to be well diversified across several property types with no areas of excessive exposure.

Current commercial real estate loan stratification reports indicate that the commercial construction and development portfolio remains well diversified with an acceptable level of speculative exposure. Of the loans secured by commercial type real estate, 56% are in the owner-occupied category.

The Bank continues to monitor and manage its exposure to single borrowing entity and its exposure to groups of borrowers within the same industry. Within the commercial loan portfolio, the Bank continues to report heavy exposure in four broad industry categories.

Cash and Due From Banks

Included in cash and due from banks are reserve amounts that are legally required to be maintained on an average balance in the form of cash and balances due from the Federal Reserve Bank and other banks. At December 31, 2006, the Bank was required to maintain approximately $4.6 million at the Federal Reserve Bank. Interest-bearing deposits in banks mature within one year and are carried at cost. From time to time throughout the year, the Bank's balances due from other financial institutions exceeded FDIC insurance limits. Management considers this to be a normal business risk.

Cash Equivalents

Cash equivalents include cash on hand, cash due from banks and federal funds sold. Federal funds are sold for one-day periods. Interest-bearing deposits in banks included in cash equivalents mature within 90 days.

Securities

Trading account securities that are bought and held principally for the purpose of selling them in the near term are carried at market value. Gains and losses, both realized and unrealized, are included in other operating income. There were no securities classified as trading in 2006 or 2005.

Debt securities that the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. Securities not classified as held-to-maturity or trading, including equity securities with readily determinable fair values, are classified as available-for-sale and reported at fair value, with unrealized gains and losses, net of deferred tax, excluded from earnings and reported in other comprehensive income.

NOTE 1-GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of individual available-for-sale and held-to-maturity securities below their cost that are other than temporary are included in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sales of securities are recorded on the trade date and are determined using the specific identification method.

Loans

The Bank grants mortgage, commercial and consumer loans to customers. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff generally are stated at their outstanding unpaid principal balances, net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

Interest on loans is accrued daily. Loan origination fees and related direct costs are deferred and recognized ratably over the life of the loan as an adjustment of yield. Interest accruals are discontinued when loans are 90 days past due or when interest is not expected to be collected. Interest income previously accrued on such loans is reversed against current period interest income. Interest income on loans in nonaccrual status is recognized only to the extent of the excess of cash payments received over principal payments due.

Allowance for Possible Loan Losses

The allowance for possible loan losses is established through provisions for loan losses charged against income. Loan losses are charged against the allowance when management determines that the uncollectibility of a loan has been confirmed. Subsequent recoveries, if any, are credited to the allowance account in the period received.

The adequacy of the allowance for possible loan losses is evaluated quarterly in conjunction with loan review reports and evaluations that are discussed in meetings with loan officers, credit administration and the Bank's Board of Directors. The Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect a borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors are considered in this evaluation. This process is inherently subjective as it requires material estimates that are susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans. The allowance for possible loan losses is maintained at a level believed adequate by management to absorb estimated losses inherent in the loan portfolio.

A loan is considered impaired when it is probable that the Bank will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed.

NOTE 1-GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The Bank evaluates smaller-balance homogeneous loans collectively for impairment. Loans secured by one to four family residential properties, consumer installment loans and line of credit loans are considered smaller-balance homogeneous loans.

Other Real Estate

Other real estate, which is included in other assets, represents real estate acquired through foreclosure and is stated at the lower of fair value, net of estimated selling costs, or cost, at the date of foreclosure. If, at the time of foreclosure, the fair value of the real estate is less than the Bank's carrying value of the related loan, a write-down is recognized through a charge to the allowance for possible loan losses, and the fair value becomes the new cost for subsequent accounting. If the Bank later determines that the cost of the property cannot be recovered through sale or use, a write-down is recognized by a charge to operations.

When a property is not in a condition suitable for sale or use at the time of foreclosure, completion and holding costs, including such items as real estate taxes, maintenance and insurance, are capitalized up to the estimated net realizable value of the property. However, when a property is in a condition for sale or use at the time of foreclosure, or the property is already carried at its estimated net realizable value, any subsequent holding costs are expensed.

Legal fees and any other direct costs relating to foreclosures are charged to operations when incurred. The Bank had no other real estate at December 31, 2006, and $196,000 at December 31, 2005. Properties that were included in other real estate were sold at losses of $24,000 during 2006, which are included in other operating expense. Losses of $51,000 and $458,000 were realized on sales of other real estate during 2005 and 2004, respectively.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. The provision for depreciation is computed principally on an accelerated method over the estimated useful life of an asset, which ranges from 15 to 50 years for buildings and from three to 33 years for equipment. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. Gains or losses from the disposition of property are reflected in operations, and the asset accounts and related allowances for depreciation are reduced.

Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage and other loans serviced for others were $8.0 million and $14.2 million at December 31, 2006 and 2005, respectively. The present value of servicing income is expected to approximate an adequate compensation cost for servicing these loans. Therefore, no servicing asset has been recorded.

Income Taxes

The Corporation and the Bank file a consolidated federal income tax return. Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences

NOTE 1-GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change in deferred tax assets and liabilities during the period.

Trust Department Income

Trust department income is recognized on the accrual basis in the applicable period earned.

Earnings Per Share

Basic earnings per share represent income available to shareholders divided by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share reflect additional shares of common stock that would have been outstanding if potentially dilutive shares of common stock had been issued, as well as any adjustment to income that would result from the assumed conversion. For the years ended December 31, 2006, 2005 and 2004, there were no potentially dilutive shares of common stock issuable.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. A schedule of other comprehensive income is shown in the following table (dollars in thousands):

	Years Ended December 31,		
	2006	2005	2004
Unrealized holding gains (losses) on available-for-sale securities	$ **1,528**	$ (3,916)	$ (4,786)
Reclassification adjustment for gains realized in income	**(51)**	(513)	(917)
Tax effect - (expense) benefit	**(569)**	1,706	2,196
Other comprehensive income (loss)	$ 908	$ (2,723)	$ (3,507)

Intangible Assets

Goodwill is accounted for in accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), which addresses the financial accounting and reporting for acquired goodwill and other intangible assets with indefinite lives. Pursuant to SFAS 142, intangible assets must be periodically tested for impairment. The Bank completed its impairment review during 2006, which indicated that there was no impairment. Deposit base intangibles are amortized using the straight-line method over their estimated useful lives of 72 to 180 months. Total amortization expense charged to operations amounted to $1,056,000, in 2006, $1,056,000, in 2005 and $1,056,000 in 2004.

NOTE 1-GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Segment Reporting

Segments are strategic business units that offer different products and services and are managed separately. At December 31, 2006, the Corporation and the Bank did not have any identified segments.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement on Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – An amendment of SFAS No. 87, 88, 106 and 132(R)." SFAS 158 requires that the funded status of defined benefit postretirement plans be recognized on a company's balance sheet, and changes in the funded status be reflected in comprehensive income, effective fiscal years ending after December 15, 2006, which the Corporation has adopted. SFAS 158 also requires companies to measure the funded status of such plans as of the date of its fiscal year-end, effective for years ending December 15, 2008.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatement in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each error to the company's balance sheet and statement of operations and the related financial statement disclosures. In conjunction with the adoption of SAB 108, the Corporation has recorded its liability for medical benefits provided to retired employee. The effects on the financial statements are described in Note 2.

In 2006, the Corporation adopted FASB Staff Position No. FAS 115-1 and 124-1, "The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1").

NOTE 2 – RESTATEMENT OF PRIOR YEAR FINANCIAL STATEMENTS

As part of the Corporation's year-end financial review, the Corporation determined that it had not properly recognized the liability for retiree and employee medical benefits in its financial statements for the years ended December 31, 2005 and 2004, resulting in an adjustment to the Corporation's financial statements for those years. As of December 31, 2005 other assets increased $1,959 and accounts payable and accrued liabilities increased $5,088 related to retiree medical benefits and $310 related to employee medical benefits. The effects of the adjustments on the Corporation's retained earnings and income statements are in the following table (dollars in thousands):

	2005	2004
Retained Earnings, beginning of year	$ (3,166)	$ (2,904)
Retained Earnings, end of year	$ (3,439)	$ (3,166)
Income before provision for income tax	$ (444)	$ (426)
Income tax benefit	171	164
Net income	$ (273)	$ (262)
Earnings per share	$ (0.05)	$ (0.04)

NOTE 3 – SECURITIES

Securities with an amortized cost of $108,053,000 and $103,553,000 at December 31, 2006 and 2005, respectively (fair value of $106,122,000 at December 31, 2006 and $101,146,000 at December 31, 2005), were pledged to secure deposits and for other purposes as required or permitted by law. The fair value is established by an independent pricing service as of the approximate dates indicated. The differences between the amortized cost and fair value reflect current interest rates and represent the potential gain (or loss) if the portfolio had been liquidated on that date. Security gains (or losses) are realized only in the event of dispositions prior to maturity.

The amortized cost and fair value of securities available for sale and held to maturity at December 31, 2006 and 2005 are summarized as follows (dollars in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2006				
Available-for-sale securities				
U.S. Treasury	$ **4,185**	$ **-**	$ **86**	$ **4,099**
U.S. Government agencies	**117,459**	**7**	**1,842**	**115,624**
Mortgage backed securities	**252**	**1**	**-**	**253**
States and political subdivisions	**24,101**	**47**	**166**	**23,982**
Other securities	**3,043**	**-**	**-**	**3,043**
	$ **149,040**	$ **55**	$ **2,094**	$ **147,001**
Held-to-maturity securities				
U.S. Government agencies	$ **6,356**	$ **-**	$ **119**	$ **6,237**
States and political subdivisions	**70,960**	**1,066**	**209**	**71,817**
Other securities	**3,931**	**124**	**-**	**4,055**
	$ **81,247**	$ **1,190**	$ **328**	$ **82,109**
December 31, 2005				
Available-for-sale securities				
U.S. Treasury	$ 5,257	$ 1	$ 93	$ 5,165
U.S. Government agencies	167,121	19	3,121	164,019
Mortgage backed securities	343	5	-	348
States and political subdivisions	19,837	34	363	19,508
Other securities	2,891	-	-	2,891
	$ 195,449	$ 59	$ 3,577	$ 191,931
Held-to-maturity securities				
U.S. Government agencies	$ 6,486	$ -	$ 143	$ 6,343
States and political subdivisions	76,425	1,489	620	77,294
Other securities	6,921	252	-	7,173
	$ 89,832	$ 1,741	$ 763	$ 90,810

NOTE 3 – SECURITIES (Continued)

At December 31, 2006, the Bank did not hold investment securities of any single issuer, other than obligations of the U.S. Treasury and other U.S. government agencies, whose aggregate book value exceeded ten percent of shareholders' equity.

Proceeds from the maturity, call or sale of available-for-sale securities were $65,854,000, $92,564,000 and $43,016,000 during 2006, 2005 and 2004, respectively. Proceeds from the maturity or call of held-to-maturity securities were $8,483,000, $11,161,000 and $20,026,000 during 2006, 2005 and 2004, respectively.

The fair values of all securities at December 31, 2006 either equaled or exceeded the cost of those securities, or the decline in fair value is considered temporary. The information in the table below classifies the investments with unrealized losses at December 31, 2006 according to the term of the unrealized loss. Management evaluates securities for other-than-temporary impairment periodically, or more frequently when circumstances require an evaluation. An impairment judgment is based on (a) the amount of time and loss, (b) the financial condition of the issuer, and (c) the Bank's intent and ability to hold the investment long enough for any anticipated recovery in value.

The following table presents the Bank's investments with unrealized losses at December 31, 2006 and 2005 according to the term of the unrealized loss (dollars in thousands):

2006	**Less than 12 months**		**12 months or Greater**		**Total**	
Type of Security	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
U.S. Treasury	**$ 998**	**$ 1**	**$ 3,101**	**$ 85**	**$ 4,099**	**$ 86**
U.S. Government agencies	**112**	**0**	**113,865**	**1,961**	**113,977**	**1,961**
States and political subdivisions	**7,087**	**66**	**26,152**	**309**	**33,239**	**375**
	$ 8,197	**$ 67**	**$ 143,118**	**$ 2,355**	**$ 151,315**	**$ 2,422**

2005	Less than 12 months		12 months or Greater		Total	
Type of Security	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury	$ -	$ -	$ 3,160	$ 93	$ 3,160	$ 93
U.S. Government agencies	69,177	1,042	86,137	2,222	155,314	3,264
States and political subdivisions	36,939	761	5,780	221	42,719	982
	$ 106,116	$ 1,803	$ 95,077	$ 2,536	$ 201,193	$ 4,339

At December 31, 2006, 84 of 98 U.S. government agency securities had recorded unrealized losses for a period longer than 12 months. Their amortized cost was approximately $145.5 million compared to a fair value of approximately $143.1 million. As these securities declined in value when interest rates began to rise, and not because of the credit quality of the issuer, and because the Bank had both the intent and ability to hold the investments, the securities were not considered other-than-temporarily impaired.

NOTE 3 – SECURITIES (Continued)

The following table shows the amortized cost, fair value and weighted yields (for tax-exempt obligations on a fully taxable basis assuming a 34% tax rate) of investment securities at December 31, 2006 by contractual or legal maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

(Dollars in Thousands)	Amortized Cost	Fair Value	Yield (Unaudited)
Available-for-sale securities			
U.S. Treasury			
Within one year	$ 999	$ **998**	4.7 %
After one but within five years	3,186	**3,101**	3.5 %
U.S. Government agencies			
Within one year	49,074	**48,585**	3.5 %
After one but within five years	63,403	**62,063**	4.1 %
After five but within ten years	4,982	**4,976**	4.8 %
Mortgage backed securities			
After one but within five years	252	**253**	6.3 %
States and political subdivisions			
After one but within five years	264	**291**	11.0 %
After five but within ten years	390	**390**	6.2 %
After ten years	23,447	**23,301**	6.1 %
Other securities			
After ten years	3,043	**3,043**	8.5 %
	$ 149,040	$ **147,001**	
Held-to-maturity securities			
U.S. Government agencies			
After one but within five years	**$ 6,356**	$ 6,237	4.0 %
States and political subdivisions			
Within one year	**4,401**	4,425	7.6 %
After one but within five years	**18,086**	18,518	7.2 %
After five but within ten years	**20,367**	20,650	6.4 %
After ten years	**28,106**	28,224	6.3 %
Other securities			
After one but within five years	**3,931**	4,055	7.2 %
	$ 81,247	$ 82,109	

NOTE 4 - LOANS

The following table presents the Bank's loans by category as of December 31, 2006 and 2005 (dollars in thousands):

	2006	2005
Commercial, financial and agricultural	$ 53,293	$ 50,951
Tax exempt municipal loans	22,978	27,695
Real estate		
Construction	22,135	13,516
Commercial mortgages	100,435	98,670
Residential mortgages	218,242	212,497
Other	32,124	31,533
Retail loans	23,737	24,394
Lease financing receivables	712	889
	473,656	460,145
Less:		
Net unamortized loan origination fees	(303)	(248)
Allowance for possible loan losses	(7,262)	(7,794)
Total net loans	$ 466,091	$ 452,103

The following table presents the maturities of the Bank's loans by category as of December 31, 2006 (dollars in thousands):

	Within One Year	One to Five Years	After Five Years	Total
Commercial, financial and agricultural	$ 21,853	$ 24,476	$ 6,964	$ 53,293
Tax exempt municipal loans	2,532	6,274	14,172	22,978
Real estate				
Construction	19,438	1,691	1,006	22,135
Commercial mortgages	18,857	40,614	40,964	100,435
Residential mortgages	71,843	81,364	65,035	218,242
Other	3,406	12,844	15,874	32,124
Retail loans	13,323	10,317	97	23,737
Lease financing receivables	63	649	-	712
Total	$ 151,315	$ 178,229	$ 144,112	$ 473,656

Loans having recorded investments of $1,954,000 at December 31, 2006 have been identified as impaired and are not accruing interest. The total allowance for possible loan losses related to these loans was $293,000. Impaired loans had recorded investments of approximately $2,264,000 at December 31, 2005, with $303,000 of the allowance for possible loan losses related to these loans. Interest received on impaired loans during 2006 was $122,000, during 2005 was $136,000 and during 2004 was $170,000.

Certain related parties (primarily directors and senior officers of the Corporation or the Bank, including their affiliates, families and companies in which they hold ten percent or more ownership) were customers of, and had loans and other transactions with, the Bank in the ordinary course of business. An analysis of the activity with respect to such loans for the years ended December 31, 2006 and 2005 is shown in the table below. These totals exclude loans made in the ordinary course of business to other companies with which neither the Corporation nor the Bank had a relationship other than the association of one of its directors in the capacity of officer or director. These loan transactions were made on substantially the same terms as those prevailing at the time for comparable loans to other persons. They did

NOTE 4 – LOANS (Continued)

not involve more than the normal risk of collectibility or present other unfavorable features. No related party loans were charged off in 2006 or 2005.

Aggregate of Certain Related Party Loans

	2006	2005
Balance at Beginning of Year	$ 3,778	$ 3,975
Additions	569	1,225
Amount Collected	1,050	1,422
Balance at End of Year	$ 3,297	$ 3,778

NOTE 5 - ALLOWANCE FOR POSSIBLE LOAN LOSSES

The following table summarizes the changes in the allowance for possible loan losses for the years ended December 31, 2006, 2005 and 2004 (dollars in thousands):

	2006	2005	2004
Balance at beginning of year	$ 7,794	$ 8,509	$ 10,123
Provision (reduction) charged (credited) to operating expenses	(636)	(890)	(677)
Loan losses and recoveries:			
Loans charged off	(363)	(551)	(1,680)
Recoveries on loans previously charged off	467	726	743
Balance at end of year	$ 7,262	$ 7,794	$ 8,509

In September 2002, the Bank voluntarily entered into a written agreement with the Office of the Comptroller of the Currency ("OCC"). The agreement related to asset quality and management and board oversight of the lending function. After loan quality and management of the lending function improved in 2003 and in April 2004, the Bank received written notice from the OCC that the agreement was terminated effective April 7, 2004. In the opinion of management, based on conditions presently known, the allowance for possible loan losses was adequate at December 31, 2006.

NOTE 6 - BANK PREMISES AND EQUIPMENT

The following table presents the Bank's assets by category at December 31, 2006 and 2005 (dollars in thousands):

	2006	2005
Land	$ 1,661	$ 1,952
Premises	13,383	14,294
Furniture and equipment	7,126	6,966
Leasehold improvements	1,559	1,552
	23,729	24,764
Less allowance for depreciation and amortization	(13,301)	(12,855)
	$ 10,428	$ 11,909

NOTE 6 - BANK PREMISES AND EQUIPMENT (Continued)

Annual provisions for depreciation and amortization of bank premises and equipment totaled $1,119,000 for 2006, $1,268,000 for 2005 and $1,249,000 for 2004. Included in premises, furniture and equipment cost and allowance for depreciation and amortization are certain fully depreciated assets totaling approximately $4,887,000 at December 31, 2006. During 2006, one building with a book value of $684,000 was transferred from premises and equipment to long-lived assets held for sale, which is included in other assets.

NOTE 7 - LIMITATION ON SUBSIDIARY DIVIDENDS

The Corporation and the Bank are subject to state laws and regulations of the Federal Reserve Bank and the Tennessee Department of Financial Institutions. Under these regulations, the amount of dividends that may be paid is limited only to the extent that the remaining balance of retained earnings is at least equal to the capital stock amounts of the Bank; however, future dividends will be dependent on the level of earnings, capital and liquidity requirement and considerations of the Bank and the Corporation.

NOTE 8 – LEASES

Real property for four of the Bank's office locations and certain equipment are leased under noncancelable operating leases expiring at various times through 2011. In most cases, the leases provide for one or more renewal options of five to ten years under the same or similar terms. In addition, various items of office equipment are leased under cancelable operating leases. Total rental expense incurred under all operating leases, including short-term leases with terms of less than one month, amounted to $34,000, $35,000 and $35,000 for equipment leases and $277,000, $242,000 and $220,000 for building leases in 2006, 2005 and 2004, respectively. Future minimum lease commitments as of December 31, 2006 under all noncancelable operating leases with initial terms of one year or more are shown in the following table (dollars in thousands):

Year	Lease Payments
2007	$ 250
2008	144
2009	62
2010	54
2011	53
Total	$ 563

NOTE 9 - FEDERAL AND STATE INCOME TAXES

The following table presents components of income tax expense attributable to continuing operations for the years ended December 31, 2006, 2005 and 2004 (dollars in thousands):

	2006	2005	2004
Current:			
Federal	$ 1,906	$ 2,272	$ 2,658
State	457	729	697
Total current	2,363	3,001	3,355
Deferred:			
Federal	(217)	(99)	(222)
State	(45)	(21)	(45)
Total deferred	(262)	(120)	(267)
Total provision for income taxes	$ 2,101	$ 2,881	$ 3,088

Deferred Tax Effects of Principal Temporary Differences

	2006	2005	2004
Allowance for possible loan losses	$ 2,773	$ 2,978	$ 3,255
Deferred compensation	1,252	1,128	1,044
Write down of other real estate	14	14	150
Amortization of core deposit intangible	1,126	898	673
Recognition of nonaccrual loan income	(67)	(93)	30
Unrealized gains (losses) on available-for-sale securities	785	1,354	(351)
Deferred post retirement benefit	2,139	1,959	1,788
Lease financing depreciations, net of rent	(338)	(327)	(763)
Accelerated depreciation	(150)	(150)	(150)
Amortization of goodwill	(1,076)	(861)	(646)
Other	(357)	(492)	(447)
Net deferred tax asset	$ 6,101	$ 6,408	$ 4,583

Reconciliation of Total Income Taxes Reported with the Amount of Income Taxes Computed at the Federal Statutory Rate (34% Each Year)

	2006	2005	2004
Tax expense at statutory rate	$ 3,341	$ 3,853	$ 3,972
Increase (decrease) in taxes resulting from:			
Tax exempt interest	(1,782)	(1,430)	(1,097)
Nondeductible interest expense	182	108	71
Employee benefits	(137)	(190)	(150)
Other nondeductible expenses (nontaxable income) - net	18	21	21
State income taxes net of federal tax benefit	273	486	450
Dividend income exclusion	(1)	(1)	(24)
Charitable contribution of real estate	(59)	-	-
Other	266	34	(155)
Total provision for income taxes	$ 2,101	$ 2,881	$ 3,088
Effective tax rate	21.4 %	25.4 %	26.4 %

NOTE 10 - COMMITMENTS AND CONTINGENCIES

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in those particular financial instruments.

The total outstanding loan commitments and standby letters of credit in the normal course of business at December 31, 2006 were approximately $95 million and $13 million, respectively. Loan commitments are agreements to lend to a customer provided there is not a violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being used. Therefore, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in making a loan.

The Bank's loan portfolio is well-diversified with loans generally secured by tangible personal property, real property, bank deposit accounts or stock. The loans are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrowers. Collateral requirements for the loan portfolio are based on credit evaluation of each customer.

Various legal claims have arisen from time to time in the normal course of business which, in the opinion of management, should not have a material effect on the Corporation's operating results and financial condition.

NOTE 11 - SHAREHOLDERS' EQUITY

The Corporation and the Bank are subject to federal regulatory risk-adjusted capital adequacy standards. Failure to meet capital adequacy requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that could have a material adverse effect on the operating results and financial condition of the Corporation and the Bank. The applicable regulations require the Bank to meet specific capital adequacy guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital classification is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios of Total Capital and Tier I Capital to risk-weighted assets and of Tier I Capital to average assets. Actual capital amounts and ratios are presented in the table below. Management believes, as of December 31, 2006, that the Corporation and the Bank met all capital adequacy requirements to which they were subject.

NOTE 11 - SHAREHOLDERS' EQUITY (Continued)

(Dollars in Thousands)

	Actual		For Minimum Capital Adequacy Purposes		For Minimum Regulatory Compliance Purposes	
As of December 31, 2006	Amount	Ratio	Amount	Ratio > or =	Amount	Ratio > or =
Total Capital (to Risk Weighted Assets) Consolidated	**$ 101,920**	**19.83 %**	**$ 41,117**	**8.00 %**	**-**	**-**
Bank	**99,677**	**19.47 %**	**40,956**	**8.00 %**	**51,195**	**10.00 %**
Tier I Capital (to Risk Weighted Assets) Consolidated	**95,509**	**18.58 %**	**20,562**	**4.00 %**	**-**	**-**
Bank	**93,267**	**18.22 %**	**20,476**	**4.00 %**	**30,714**	**6.00 %**
Tier I Capital (to Average Assets) Consolidated	**95,509**	**12.01 %**	**31,810**	**4.00 %**	**-**	**-**
Bank	**93,267**	**11.73 %**	**31,805**	**4.00 %**	**39,756**	**5.00 %**
As of December 31, 2005 - Restated						
Total Capital (to Risk Weighted Assets) Consolidated	$ 101,124	19.35 %	41,808	8.00 %	$ -	-
Bank	99,760	19.17 %	41,632	8.00 %	52,040	10.00 %
Tier I Capital (to Risk Weighted Assets) Consolidated	94,577	18.09 %	20,913	4.00 %	-	-
Bank	93,238	17.91 %	20,824	4.00 %	31,236	6.00 %
Tier I Capital (to Average Assets) Consolidated	94,577	11.74 %	32,224	4.00 %	-	-
Bank	93,238	11.60 %	32,151	4.00 %	40,189	5.00 %

NOTE 12 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table presents the fair value of the Bank's financial instruments as of December 31, 2006 and 2005 (dollars in thousands):

	December 31, 2006		December 31, 2005	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial assets				
Cash and due from banks	**$ 45,558**	**$ 45,558**	$ 28,489	$ 28,489
Interest-bearing deposits in banks	**2,573**	**2,573**	49	49
Federal funds sold	**26,850**	**26,850**	-	-
Securities available-for-sale	**147,001**	**147,001**	191,931	191,931
Securities held-to-maturity	**81,247**	**82,109**	89,832	90,810
Loans, net	**466,091**	**446,252**	452,103	434,927
Accrued interest receivable	**4,878**	**4,878**	5,452	5,452
Financial liabilities				
Deposits	**698,962**	**697,910**	683,588	681,858
Federal funds purchased and securities sold under agreements to repurchase	**2,654**	**2,654**	13,132	13,132
Other short term liabilities	**385**	**385**	521	521
Accrued interest payable	**3,052**	**3,052**	2,156	2,156
Off-balance sheet credit related instruments:				
Commitments to extend credit	**-**	**22**	-	65

NOTE 12- FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

Estimated fair values have been determined by the Bank using the best available data. Many of the Bank's financial instruments, however, lack an available trading market as characterized by a willing buyer and willing seller engaging in an unforced, unforeclosed transaction. Therefore, significant estimations and present value calculations were used by the Bank for the purposes of this disclosure. Changes in assumptions or the estimation methodologies used could have a material effect on the estimated fair values included in this Note 12.

Financial assets

Cash and cash equivalents are considered to be carried at their fair value and have not been valued differently from historical cost accounting. Both securities available-for-sale and held-to-maturity are valued by an independent pricing service as discussed in Note 3. A present value discounted cash flow methodology was used to value the net loan portfolio. The discount rate used in these calculations was the current rate at which new loans in the same classification for regulatory reporting purposes would be made. This rate was adjusted for credit loss and assumed prepayment risk. For loans with floating interest rates, it is assumed that estimated fair values generally approximate the recorded book balances.

Financial liabilities

Deposits with stated maturities have been valued using a present value discounted cash flow with a discount rate approximating the current market for similar liabilities. Financial instrument liabilities with no stated maturities have an estimated fair value equal to both the amount payable on demand and the recorded book balance. For deposits with floating interest rates, it is assumed that estimated fair values generally approximate the recorded book balances. The carrying amount of other short-term borrowings is considered to approximate fair value.

Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

The Bank's remaining assets and liabilities that are not considered financial instruments have not been valued differently from historical cost accounting. Management is concerned that reasonable comparability between financial institutions may be distorted because of the wide range of permitted valuation techniques and numerous estimates that must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies also introduces a greater degree of subjectivity to these estimated fair values.

At December 31, 2006, the Bank had outstanding standby letters of credit and commitments to extend credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed. Please refer to Note 10 for more information about off-balance sheet financial instruments.

NOTE 13 - QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following table presents unaudited quarterly interim financial information for the Corporation for the years ending December 31, 2006 and 2005 (dollars in thousands, except per share amount):

2006	First Quarter Restated	Second Quarter Restated	Third Quarter Restated	Fourth Quarter	Total
Interest income	$ 10,064	$ 10,714	$ 10,779	$ 10,880	$ 42,437
Interest expense	3,065	3,224	3,590	3,909	13,788
Net interest income	6,999	7,490	7,189	6,971	28,649
Provision for possible loan losses (recoveries), net	-	-	(421)	(215)	(636)
Noninterest expenses, net of noninterest income	5,079	5,089	4,443	4,848	19,459
Income before income taxes	1,920	2,401	3,167	2,338	9,826
Income taxes	276	484	950	391	2,101
Net income	$ 1,644	$ 1,917	$ 2,217	$ 1,947	$ 7,725
Basic earnings per share	$ 0.28	$ 0.33	$ 0.38	$ 0.34	$ 1.33
Weighted average shares outstanding per quarter	5,840,000	5,840,000	5,819,716	5,807,338	5,826,589

2005 (Restated)	First Quarter Restated	Second Quarter Restated	Third Quarter Restated	Fourth Quarter Restated	Total
Interest income	$ 9,394	$ 9,647	$ 9,962	$ 10,103	$ 39,106
Interest expense	2,189	2,363	2,587	2,759	9,898
Net interest income	7,205	7,284	7,375	7,344	29,208
Provision for possible loan losses (recoveries) net	(796)	-	(94)	-	(890)
Noninterest expenses, net of noninterest income	5,049	4,640	4,103	4,973	18,765
Income before income taxes	2,952	2,644	3,366	2,371	11,333
Income taxes	868	679	916	418	2,881
Net income	$ 2,084	$ 1,965	$ 2,450	$ 1,953	$ 8,452
Basic earnings per share	$ 0.36	$ 0.34	$ 0.42	$ 0.33	$ 1.45
Weighted average shares outstanding per quarter	5,840,000	5,840,000	5,840,000	5,840,000	5,840,000

NOTE 14 - DEPOSITS

The Bank does not have any foreign offices and all deposits are serviced in its 18 domestic offices. Maturities of time deposits of $100,000 or more at December 31, 2006 and 2005 are presented in the following table (dollars in thousands):

	2006	2005
Under 3 months	$ 36,828	$ 24,087
3 to 12 months	49,026	49,958
Over 12 months	5,650	20,426
Total	$ 91,504	$ 94,471

NOTE 14 - DEPOSITS (Continued)

The following table presents maturities of interest-bearing deposits as of December 31, 2006 (dollars in thousands):

Interest bearing transaction accounts	$	290,443
2007		238,922
2008		20,008
2009		2,674
2010		1,940
2011		2,042
Total	$	556,029

NOTE 15 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction.

NOTE 16 - CONDENSED FINANCIAL INFORMATION OF THE CORPORATION

The following tables present the condensed balance sheets, statements of income and cash flows of the Corporation as of December 31, 2006 and 2005 (dollars in thousands, except per share amounts):

CONDENSED BALANCE SHEETS

	As of December 31,			
		2006		2005 (Restated)
Cash	**$**	**23**	$	37
Investment in bank subsidiary - at equity		**101,565**		101,733
Investment in credit life insurance company - at cost		**54**		54
Investment in other securities		**17**		17
Dividends receivable from bank subsidiary		**3,000**		1,869
Cash surrender value - life insurance		**2,722**		1,960
Total assets	**$**	**107,381**	$	105,670
Liabilities				
Payable to bank subsidiary	**$**	**719**	$	-
Payable to directors		**854**		729
Other payable		**31**		-
Dividends payable		**1,971**		1,869
Total liabilities		**3,575**		2,598
Shareholders' equity				
Common stock - $10 par value, 8,000,000 shares authorized; 5,760,000 and 5,840,000 shares issued and outstanding, as of 12/31/06 and 12/31/05, respectively		**57,600**		58,400
Additional paid-in capital		**1,120**		4,320
Retained earnings		**46,341**		42,515
Accumulated other comprehensive income		**(1,255)**		(2,163)
Total shareholders' equity		**103,806**		103,072
Total liabilities and shareholders' equity	**$**	**107,381**	$	105,670

NOTE 16 - CONDENSED FINANCIAL INFORMATION OF THE CORPORATION (Continued)

CONDENSED STATEMENTS OF INCOME

	Years ended December 31, 2006	2005 Restated
Operating income		
Dividends from bank subsidiary	$ 7,852	$ 3,679
Other dividend income	3	4
Interest income	-	1
Other	65	98
Operating expenses	(195)	(161)
Income before equity in undistributed net income of bank subsidiary	7,725	3,621
Equity in undistributed net income of bank subsidiary	-	4,831
Net Income	$ 7,725	$ 8,452

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2006	2005 Restated
Operating activities		
Net income for the year	$ 7,725	$ 8,452
Adjustments to reconcile net income to net cash provided by operating activities		
Equity in undistributed net income of bank subsidiary	-	(4,831)
Increase in cash surrender value of life insurance contracts	(43)	(103)
Increase in other assets	-	(117)
Increase in payables	156	70
Total adjustments	113	(4,981)
Net cash provided by operating activities	7,838	3,471
Investing activities		
Return of equity	(56)	-
Proceeds of held to maturity and available for sale securities	-	(1)
Purchase of single premium life insurance policy	(719)	-
Net cash used by investing activities	(775)	(1)
Financing activities		
Payment to repurchase common stock	(4,000)	-
Advance from subsidiary	719	-
Cash dividends paid	(3,796)	(3,562)
Net cash used in financing activities	(7,077)	(3,562)
Increase (decrease) in cash	(14)	(92)
Cash at beginning of year	37	129
Cash at end of year	$ 23	$ 37

NOTE 17 - EMPLOYEE BENEFIT PLANS

The Bank contributes to a defined contribution, profit-sharing plan covering employees who meet participation requirements. The amount of the contribution is discretionary as determined by the Bank's Board of Directors up to the maximum deduction allowed for federal income tax purposes. Contributions to the plan, which amounted to $1,507,000, $1,542,000 and $1,471,000 in 2006, 2005 and 2004, respectively, are included in salaries and employee benefits expense.

In 1992, the Bank formalized a nonqualified salary continuation plan for certain key officers. In connection with this plan, the value of the single premium universal life insurance policies ($876,000 at December 31, 2006 and $853,000 at December 31, 2005) purchased in 1993 to fund the plan and the related liability ($283,000 at December 31, 2006 and $347,000 at December 31, 2005) were included in other assets and other liabilities, respectively. Net noncash income recognized on these policies of $20,000 in 2006, $18,000 in 2005 and $30,000 in 2004 is included in the above asset values. The principal cost of the plan is accrued over the anticipated remaining period of active employment, based on the present value of the expected retirement benefit. Expense related to this plan was $11,000 in 2006, $30,000 in 2005 and $46,000 in 2004.

In 1993, the Corporation and the Bank implemented a deferred compensation plan that permits directors to defer their director's fees and earn interest on the deferred amount. Liability increases for current deferred fees, net of benefits paid, of $203,000 for 2006, $264,000 for 2005 and $259,000 for 2004 have been recognized in the accompanying consolidated financial statements. In connection with this plan, a single premium universal life insurance policy was purchased on the life of each director who elected to participate. In 2006, the total life insurance purchased was $2,757,000. Net noncash income recognized on these policies of $181,000 in 2006, 147,000 in 2005 and $245,000 in 2004 is included in the cash surrender values of $9,133,000, $6,199,000 and 5,592,000 reported in other assets at December 31, 2006, 2005 and 2004, respectively.

In 1996, the Bank established an officer group term replacement/split-dollar plan to provide life insurance benefits that would continue after retirement. A single premium universal life insurance policy was purchased to fund the plan and a split-dollar agreement was made with an irrevocable trust that specified the portion of the insurance proceeds that would become part of the trust. The value of this policy ($1,140,000 at December 31, 2006, and $1,114,000 at December 31, 2005) is included in other assets, and net noncash income recognized on this policy of $26,000 in 2006, $11,000 in 2005 and $42,000 in 2004 are included in the above asset values.

In 2002, the Bank implemented a Director Split-Dollar Life Insurance Plan and an Executive Split-Dollar Life Insurance Plan. The Bank purchased a single premium whole life insurance policy on the life of each participant and endorsed a portion of the policy death benefits to the insured's estate, a trust, or another individual. The total life insurance purchased was $3,735,000 in 2002, $190,000 in 2003 and $253,000 in 2004. Additional single premium universal life insurance policies, totaling $154,000 in 2005, were purchased for new participants. Net noncash income was recognized on these policies of $181,000 in 2006 and $382,000 in 2005 and is included in the asset value of $5,205,000, which is a part of other assets.

The Bank is beneficiary on the insurance policies that fund the salary continuation plan, the deferred compensation plan, the group term replacement/split-dollar plan and the split-dollar life insurance plans. These policies had an aggregate current death benefit of $24 million at December 31, 2006.

NOTE 18 – POST RETIREMENT BENEFIT PLAN

The Corporation sponsors a defined benefit postretirement health care plan covering substantially all employees with 25 years of work experience with the Bank. Retirement may be requested at age 60 with 15 years of work experience with the Bank. In September 2006 the FASB issued FASB 158, "Employer's Accounting for Defined Benefit Pension and other Postretirement Plans, which amends FASB Statement No. 87, 88, 106, and 132R. FASB No. 158 requires employers to (a) recognize the overfunded or underfunded status of a single-employer defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in comprehensive income. FASB 106 requires companies to accrue the cost of postretirement health care and life insurance benefits within the employees' active service periods. The plan is contributory, with the retiree contributing $100 per month and the Corporation paying additional costs necessary to keep the coverage in force. The plan is not funded.

The following tables provide further information about the plan:

Obligations and Funded Status

	Post Retirement Benefits	
	2006	2005
Fair value of plan assets at December 31, 2006	$ -	$ -
Benefit obligation at December 31, 2006	5,557	5,088
Funded status	(5,557)	(5,088)
Prepaid (accrued) benefit cost recognized in the balance sheet	(5,557)	(5,088)
Service cost	194	180
Interest cost	415	368
Employer contributions	140	65
Plan participants contributions	50	39
Benefits paid	190	104

	2006	2005
Weighted -average assumptions used to determine benefit obligations at December 31:		
Discount rate	8 %	8 %
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:		
Discount rate	8 %	8 %

NOTE 18 – POST RETIREMENT BENEFIT PLAN (Continued)

The following table gives the expected benefit payments through a 10 year cash flow projection.

Year	Gross Benefits	Participant Contributions	Company Benefits
2007	$ 234	$ 60	$ 174
2008	271	69	202
2009	307	79	228
2010	358	91	267
2011	394	103	291
2012 and later	2,901	730	2,171
	$ 4,465	$ 1,132	$ 3,333

The following table gives the Health Care Cost Trend (HCCTR), which is applied to gross charges, net claims and retiree paid premiums to reflect the Corporation's past practice and stated ongoing intention to maintain relatively constant cost sharing between the Corporation and retirees.

Annual Increase in Gross Medical, Rx and Administrative Charges

Year	Pre Medicare	Medicare
2006	12.00%	8.00%
2007	11.00%	7.50%
2008	10.00%	7.00%
2009	9.00%	6.50%
2010	8.00%	6.00%
2011	7.00%	5.50%
2012	6.00%	5.00%
2013 and later	5.00%	5.00%

The next table gives the effect of a one percentage point increase and decrease in the assumed health care cost trend rates on the aggregate of the service and interest cost components of net periodic postretirement health care benefit cost and accumulated obligation for the benefits.

Effect of Health Care Cost Trend Rate	
1% Increase in HCCTR	
Effect on Service and interest costs	$ 107
Effect on APBO 12/31/2006	$ 902
1% Decrease in HCCTR	
Effect on Service and interest costs	$ (87)
Effect on APBO 12/31/2006	$ (736)

SHAREHOLDER INFORMATION

The 5,760,000 shares of common stock of the Corporation outstanding at December 31, 2006 had an estimated market value of $280.0 million and were held by 2,574 shareholders. Located primarily in the corporation's market area. These identifiable individuals consist of 2,056 record holders, and 218 joint holders. A small number of shareholders are not identified individually because some bank nominees, including the Bank's Trust Department, are listed as record owners when, in fact, these holdings represent more than one beneficial owner. No single shareholder's ownership exceeded five percent at year end.

There is no established public trading market for shares of the Corporation's common stock. The table below shows the high and low price of the Corporation's common stock taken from reported prices by those buyers and sellers willing to disclose this information. This table also shows the semi-annual dividend paid per share of common stock, in each of the last three years. In 2006, the Corporation repurchased 80,000 shares of its common stock in several privately negotiated transactions. On April 20, 2004, the Corporation's shareholders approved a two-for-one split effected in the form of a 100% stock dividend to shareholders of record on that date. All share data in the table have been restated to give retroactive effect to this transaction.

		High	Low	Dividend
2006	**First Quarter**	**$ 48.00**	**$ 48.00**	**$ -**
	Second Quarter	**49.00**	**48.00**	**0.33**
	Third Quarter	**50.00**	**49.00**	**-**
	Fourth Quarter	**50.00**	**50.00**	**0.34**
2005	First Quarter	$ 45.00	$ 45.00	$ -
	Second Quarter	47.00	45.00	0.31
	Third Quarter	48.00	48.00	-
	Fourth Quarter	48.00	48.00	0.32
2004	First Quarter	$ 40.00	$ 40.00	$ -
	Second Quarter	42.00	40.00	0.29
	Third Quarter	45.00	42.00	-
	Fourth Quarter	45.00	45.00	0.30

ADDITIONAL FINANCIAL DATA

The following table presents consolidated comparative data for the Corporation for the years shown:

(Dollars In Thousands)

	2006	2005	2004	2003	2002
Average assets	**$ 805,334**	$ 817,606	$ 825,467	$ 867,100	$ 890,525
Average loans (net)	**$ 467,545**	$ 440,781	$ 419,627	$ 444,942	$ 513,553
Average deposits	**$ 680,299**	$ 699,245	$ 710,956	$ 755,709	$ 785,702
Return on average assets	**0.96%**	1.03%	1.04%	0.96%	0.93%
Return on average equity	**7.10%**	7.97%	8.28%	8.09%	8.71%
Tier 1 capital to average assets	**12.16%**	11.99%	11.14%	10.29%	8.79%

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